    QUARTERLY REPORT TO SHAREHOLDERS
US GAAP FINANCIAL RESULTS FOR FISCAL 2010 THIRD QUARTER

THE DESCARTES SYSTEMS GROUP INC.

TABLE OF CONTENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations	………………………………………………………...2

Overview	………………………………………………………...4

Consolidated Operations	………………………………………………………...8

Quarterly Operating Results	……………………………………………………….14

Liquidity and Capital Resources	……………………………………………………….16

Commitments, Contingencies and Guarantees	……………………………………………………….18

Outstanding Share Data	……………………………………………………….20

Application of Critical Accounting Policies	……………………………………………………….21

Change In / Initial Adoption of Accounting Policies	……………………………………………………….22

Trends / Business Outlook	……………………………………………………….25

Certain Factors That May Affect Future Results	……………………………………………………….28

Interim Consolidated Financial Statements

Interim Consolidated Balance Sheets	……………………………………………………….39

Interim Consolidated Statements of Operations	……………………………………………………….40

Interim Consolidated Statements of Accumulated Deficit	……………………………………………………….41

Interim Consolidated Statements of Cash Flows	……………………………………………………….42

Notes to Interim Consolidated Financial Statements	……………………………………………………….43

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your,” and similar words.

The MD&A also refers to our fiscal periods. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which will end on January 31, 2010, is referred to as the “current fiscal year,” “fiscal 2010,” “2010” or using similar words. Our previous fiscal year, which ended on January 31, 2009, is referred to as the “previous fiscal year,” “fiscal 2009,” “2009” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2011 refers to the annual period ending January 31, 2011 and the “fourth quarter of 2011” refers to the quarter ending January 31, 2011.

This MD&A is prepared as of December 3, 2009. You should read the MD&A in conjunction with our unaudited interim consolidated financial statements that appear elsewhere in this Quarterly Report to Shareholders for our third quarter of fiscal 2010. You should also read the MD&A in conjunction with our adjusted audited annual consolidated financial statements, related notes thereto and the related amended MD&A for fiscal 2009 that are included in our most recent annual report to shareholders (the “2009 Annual Report”), as filed on September 30, 2009.

We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. As it relates to our financial condition and results of operations for the interim period ended October 31, 2009, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2009 Annual Report.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in the MD&A and throughout this Quarterly Report to Shareholders, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our baseline calibration; our future business plans and business planning process; use of proceeds from previously completed financings or other transactions, including our October 2009 bought deal public share offering; future purchase price that may be payable pursuant to completed acquisitions and the sources of funds for such payments; allocation of purchase price for completed acquisitions; the impact of our customs compliance business on our revenues; mix of revenues between services revenues and license revenues and potential variances from period to period; our expectations regarding the cyclical nature of our business, including an expectation that our third quarter will be strongest for shipping volumes and our first quarter will be the weakest; our plans to continue to allow customers to elect to license technology in lieu of subscribing to services; our anticipated loss of revenues and customers in fiscal 2010 and beyond, and our ability to replace any corresponding loss of revenue; our ability to keep our operating expenses at a level below our baseline revenues; our expectations regarding future cost-reduction activities; uses of cash; expenses, including amortization of intangibles; goodwill impairment tests and the possibility of future impairment adjustments; income tax provision and expense; effective tax rates applicable to future fiscal periods; anticipated tax benefits; statements regarding increases or decreases to deferred tax assets; the effect on expenses of a weak US dollar; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; anticipated geographic break-down of business; our reinvestment of earnings of subsidiaries back into such subsidiaries; the sufficiency of capital to meet working capital and capital expenditure requirements; our ability to raise capital; the impact of new accounting pronouncements; the expensing of acquisition-related expenses for business combination transactions completed in fiscal 2010 and thereafter pursuant to ASC 805 (as defined herein); and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

OVERVIEW

We are a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Using our federated network and technology solutions, companies can reduce costs, improve operational performance, save time, comply with regulatory requirements and enhance the service that they deliver to their own customers. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market
Supply chain management has been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated resources in motion management solutions (or RiMMS) for managing inventory in transit, conveyance units, people and business documents. RiMMS systems integrate mobile resource management applications (MRM) with end-to-end supply chain execution (SCE) applications, such as transportation management, routing and scheduling, and inventory visibility, and global trade and with compliance systems, such as customs filing and Global Trade & Compliance (GT&C).

We believe logistics-intensive organizations are seeking new ways to reduce operating costs, differentiate themselves, and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business

Additionally, global sourcing, logistics outsourcing and changes in day-to-day requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment gets delayed at the border, a customer changes an order or a breakdown occurs on the road, there are more and more issues that can significantly impact the status of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end customers frequently demanding narrower order-to-fulfillment time frames, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions don’t provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite the highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. The rate of adoption of newer RiMMS-like logistics technology is evolving, but a disproportionate number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our federated global logistics network and automating, as well as standardizing, multi-party business processes. We believe that our customers are increasingly looking for a single source, network-based solution provider who can help them manage the end-to-end shipment process – from the booking of the move of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, the settlement and audit of the invoice relating to that move.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate their processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destinations.

Solutions
Our RiMMS are primarily offered to two identified customer groups: transportation providers and logistics service providers (LSPs), and manufacturers, retailers, distributors and mobile-service providers (MRDMs). Our RiMMS enable our customers to purchase and use either one module at a time or combine several modules as a part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

The anchor of our solution is Descartes’ federated Global Logistics Network (GLN) which brings together LSPs and MRDMs in a shared services environment using standardized business processes. Our federated platform also unites hardware, software, network providers and communities of partner organizations, through our ‘United by Design’ program, to help manage resources in motion. By providing a platform to unite the logistics industry and its partners, Descartes’ federated GLN enables participants, in both the LSP and MRDM customer groups, to work together to automate multi-party business processes and share critical information to accelerate productivity improvements and cost savings.

The applications that work in conjunction with the GLN help transportation companies and LSPs better control their shipment management process, comply with regulatory requirements, expedite cross-border shipments and connect and communicate with their trading partners. LSPs are increasingly looking for technology to help them manage the end-to-end shipment lifecycle – from the booking of the shipment with the transportation provider to the settlement and audit of the invoice relating to the shipment.

Our solutions also help MRDM enterprises reduce logistics costs, efficiently use logistics assets and decrease lead-time variability for their global shipments and regional operations. In addition, these solutions arm the customer service departments of private fleets and contract carriers with information about the location, availability and scheduling of vehicles so they can provide better information to their own clients.

Our value-added applications and solutions support:

·       GT&C – which encompasses the preparation and filing of the necessary electronic documentation relating to a shipment, such as cross-border customs documentation, freight waybills or manifests;

·       Supply Chain Execution (SCE) – which entails the processes related to managing shipments from their point of origin to their point of destination, as well as the documents related to those shipments (e.g. booking data, orders, contracts and rates, shipment status, proof of delivery, invoices, payments, etc.); and

·       Mobile Resource Management (MRM) – which involves tracking7, information gathering, measuring, delegating and optimizing the use of mobile assets and people that are involved in the movement of goods.

The Descartes GLN is a community of over 22,000 companies in over 165 countries.  Designed specifically for logistics processes and their users, the Descartes GLN enables organizations to centrally manage information, deliver messages and transform data so they can efficiently and effectively gain better control of global inbound and outbound shipments and improve profitability.

By uniting the reach of the GLN with the power of these value-added applications, our federated network creates an ecosystem that supports and streamlines the key functional areas facing today’s logistics managers.

Sales and Distribution
Our sales efforts are primarily directed toward two specific customer markets: (a) transportation companies and LSPs; and (b) MRDMs. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, Ibero-America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

United by Design
Descartes’ ‘United By Design’ strategic alliance program works to ensure complementary hardware, software and network offerings are interoperable with Descartes solutions and work together seamlessly to solve multi-party business problems.

‘United By Design’ serves to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes and manage resources in motion.  The programs centers on Descartes’ Open Standard Collaborative Interfaces (Open SCIs), which provide a wide variety of connectivity mechanisms to integrate a broad spectrum of applications and services.

Marketing
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade shows and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Recent Updates
On February 5, 2009, we acquired the logistics business of privately-held Oceanwide Inc. in an all-cash transaction. The acquisition added more than 700 members to our GLN and extended our customs compliance solutions. Oceanwide’s logistics business (“Oceanwide”) was focused on a web-based, hosted SaaS model for customs brokers and freight forwarders. Oceanwide provided solutions for customs filing; automated customs broker interfaces (“ABI”); trade compliance; and logistics management software. We acquired 100% of Oceanwide's US operations and certain Canadian assets and liabilities related to the logistics business. The purchase price for this acquisition, converted to US currency, as of the date of the transaction, was approximately $9.0 million in cash plus transaction costs.

On March 10, 2009, we completed the acquisition of all of the shares of Scancode Systems Inc. (“Scancode”). Scancode provides its customers with a system that helps companies manage small parcel shipments with postal services, courier carriers and over 150 less-than-truckload carriers. Scancode also has supporting warehouse management and automated data collection functionality. The purchase price for this acquisition, converted to US currency, as of the date of the transaction, was approximately $7.7 million in cash plus transaction costs.

On October 20, 2009, we completed a bought-deal public share offering in Canada which raised gross proceeds of CAD$40,002,300 (equivalent to approximately $38.4 million at the time of the transaction) from a sale of 6,838,000 common shares at a price of CAD$5.85 per share. The underwriters also exercised an over-allotment option on October 20, 2009 to purchase an additional 1,025,700 common shares (in aggregate, 15% of the offering) at CAD$5.85 per share comprised of 332,404 common shares from Descartes and 693,296 common shares from certain executive officers and directors of Descartes. Gross proceeds to us from the exercise of the over-allotment option were CAD$1,944,563 (equivalent to approximately $1.9 million at the time of the transaction). In addition, we received an aggregate of CAD$1,277,648 (equivalent to approximately $1.2 million at the time of the transaction) in proceeds from certain executive officers and directors of Descartes from their exercise of employee stock options to satisfy their respective obligations under the over-allotment option.

On December 1, 2009, we announced our intention to renew our normal course issuer bid (the “Renewal Normal Course Issuer Bid”) through the facilities of the TSX and NASDAQ to commence in December 2009 on a date to be announced. The Renewal Normal Course Issuer Bid would expire one year from the commencement date. The renewal of the Renewal Normal Course Issuer Bid to be undertaken through the facilities of the TSX, including the commencement date of the bid, is subject to the approval of the TSX.  Pursuant to applicable TSX rules, the maximum number of shares that may be purchased pursuant to the Renewal Normal Course Issuer Bid, calculated as of the start of the bid, would be the greater of (i) 5% of Descartes’ issued and outstanding common shares; and (ii) 10% of Descartes’ public float. As at December 1, 2009, Descartes had 61,281,927 issued and outstanding common shares and had calculated its public float to be 54,587,735 common shares. Accordingly, if the Renewal Normal Course Issuer Bid had been started as at December 1, 2009, the maximum number of shares that could be purchased pursuant to the bid would be 5,458,773 common shares.

CONSOLIDATED OPERATIONS

The following table shows, for the periods indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

	Third Quarter of		First Three Quarters of
	2010	2009	2010	2009
Total revenues	18.9	17.0	54.9	50.4
Cost of revenues	5.9	5.6	17.1	17.4
Gross margin	13.0	11.4	37.8	33.0
Operating expenses	8.6	7.7	25.5	22.8
Amortization of intangible assets	1.7	1.3	5.2	3.8
Contingent acquisition consideration	-	-	-	0.8
Income from operations	2.7	2.4	7.1	5.6
Investment income	0.1	0.3	0.3	0.8
Income before income taxes	2.8	2.7	7.4	6.4
Income tax expense	1.8	0.4	3.4	1.6
Net income	1.0	2.3	4.0	4.8

EARNINGS PER SHARE
BASIC	0.02	0.04	0.08	0.09
DILUTED	0.02	0.04	0.07	0.09
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands) BASIC DILUTED	54,084 55,475	52,965 53,697	53,388 54,415	52,947 53,686

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised of  the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period. License revenues derive from perpetual licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the periods indicated:

	Third Quarter of		First Three Quarters of
	2010	2009	2010	2009
Services revenues	18.0	15.7	51.9	46.6
Percentage of total revenues	95%	92%	95%	92%

License revenues	0.9	1.3	3.0	3.8
Percentage of total revenues	5%	8%	5%	8%
Total revenues	18.9	17.0	54.9	50.4

Our services revenues for the first three quarters of 2010 were $51.9 million, an 11% increase from the same period in 2009. For the third quarter of 2010 our services revenues were $18.0 million, a 15% increase from the same period in 2009. The increase in services revenues in both of the 2010 periods was primarily due to the inclusion in 2010 of services-based revenues from our February 5, 2009 acquisition of Oceanwide and our March 10, 2009 acquisition of Scancode. Additionally, services revenues increased for the first three quarters of 2010 as compared to the same period in 2009 from our acquisition of Dexx bvba (“Dexx”) in October 2008. This increase was partially offset by lower transactional revenues from the GLN in 2010, in part due to lower global shipping volumes and also lower revenues in 2010 due to the impact of the translation of foreign currency revenues in 2010.

Our license revenues were $3.0 million and $3.8 million for the first three quarters of 2010 and 2009, respectively. For the third quarter of 2010, our license revenues were $0.9 million, a 31% decrease from the same period in 2009. While our sales focus has been on generating services revenues in our on-demand, SaaS business model, we have continued to see a market for licensing the products in our Delivery Management suite to MRDM enterprises. The amount of license revenue in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service and we anticipate variances from period to period.

As a percentage of total revenues, our services revenues were 95% and 92% for the third quarter of 2010 and 2009, respectively, and 95% and 92% for the first three quarters of 2010 and 2009, respectively. Our high percentage of services revenues reflects our continued success in selling to new customers under our services-based business model rather than our former model that emphasized perpetual license sales. Our 2009 and 2010 acquisitions also contributed to the higher percentage of services revenues as the revenues from those acquisitions were predominately services-based.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our segmented revenues by geographic area of operation (in millions of dollars):

	Third Quarter of		First Three Quarters of
	2010	2009	2010	2009
Canada	3.7	2.0	9.6	6.7
Percentage of total revenues	20%	12%	17%	13%

Americas, excluding Canada	12.1	10.4	36.1	29.8
Percentage of total revenues	64%	61%	66%	59%

Europe, Middle-East and Africa (“EMEA”)	2.9	4.4	8.3	12.9
Percentage of total revenues	15%	26%	15%	26%

Asia Pacific	0.2	0.2	0.9	1.0
Percentage of total revenues	1%	1%	2%	2%
Total revenues	18.9	17.0	54.9	50.4

Revenues from Canada for the first three quarters of 2010 were $9.6 million, a 43% increase from the same period in 2009. For the third quarter of 2010, our revenues were $3.7 million, an 85% increase from the same period in 2009. The increase in both of the 2010 periods was principally due to the inclusion of Canadian-based revenues from our acquisitions of Oceanwide and Scancode. This increase was partially offset by lower transactional revenues from the GLN in part due to lower shipping volumes. Revenues from Canada for the first three quarters of 2010 were also impacted by less favourable foreign exchange rates for the translation of Canadian dollar revenues as compared to the same period in 2009.

Revenues from the Americas region, excluding Canada for the first three quarters of 2010 were $36.1 million, a 21% increase from the same period in 2009. For the third quarter of 2010 our revenues were $12.1 million, a 16% increase from the same period in 2009. The increase in both of the 2010 periods was primarily due to the recent acquisition of Oceanwide, and to a lesser extent Scancode, partially offset by lower transactional revenues from the GLN in part due to lower shipping volumes. Revenues for the first three quarters of 2010 reflect reclassifications of $0.7 million of revenues from our first quarter of 2010 from EMEA to the Americas, excluding Canada.

Revenues from the EMEA region for the first three quarters of 2010 were $8.3 million, a 36% decrease from the same period in 2009. For the third quarter of 2010, our revenues were $2.9 million, a 34% decrease from the same period in 2009. The decrease in both of the 2010 periods was due to lower transactional revenues from the GLN in part due to lower shipping volumes and also lower revenues in 2010 due to the translation of foreign currency revenues at less favourable foreign exchange rates. For the first three quarters of 2010, this decrease was partially offset by the inclusion of revenues from Dexx, which we acquired in October 2008. Revenues for the first three quarters of 2010 reflect reclassifications of $0.7 million of revenues from our first quarter of 2010 from EMEA to the Americas, excluding Canada.

Revenues from the Asia Pacific region were $0.9 million and $1.0 million for the first three quarters of 2010 and 2009, respectively. For the third quarter of 2010, our revenues were $0.2 million, unchanged from the same period in 2009. The decrease in the first three quarters of 2010 as compared to 2009 was primarily due to higher professional services revenues in the year-ago quarter related to the licensing of our routing solution.

The following table provides additional analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

	Third Quarter of		First Three Quarters of
	2010	2009	2010	2009
Services
Services revenues	18.0	15.7	51.9	46.6
Cost of services revenues	5.7	5.4	16.5	16.7
Gross margin	12.3	10.3	35.4	29.9
Gross margin percentage	68%	66%	68%	64%
License
License revenues	0.9	1.3	3.0	3.8
Cost of license revenues	0.2	0.2	0.6	0.7
Gross margin	0.7	1.1	2.4	3.1
Gross margin percentage	78%	85%	80%	82%
Total
Revenues	18.9	17.0	54.9	50.4
Cost of revenues	5.9	5.6	17.1	17.4
Gross margin	13.0	11.4	37.8	33.0
Gross margin percentage	69%	67%	69%	65%

Cost of services revenues consists of internal costs of running our systems and applications, as well as salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues were 68% and 64% in the first three quarters of 2010 and 2009, respectively, and 68% and 66% in the third quarter of 2010 and 2009, respectively. The increase primarily resulted from the addition of higher-margin services-based business from the Dexx, Oceanwide and Scancode acquisitions.

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees, referral fees and/or royalties.

Gross margin percentage for license revenues for the first three quarters of 2010 was 80% compared to 82% for the same period in 2009. For the third quarter of 2010, the gross margin on license revenues was 78% compared to 85% for the same period in 2009. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attract third-party technology costs, and vice versa. This was the primary contributor to the changes in license margins.

Operating expenses (consisting of sales and marketing, research and development and general and administrative expenses) were $25.5 million and $22.8 million for the first three quarters of 2010 and 2009, respectively. Operating expenses were $8.6 million and $7.7 million for the third quarter of 2010 and 2009, respectively. The increase in operating expenses in both of the 2010 periods arose primarily from the addition of businesses that we acquired subsequent to the third quarter of 2009. As well, we expensed nil and $0.5 million of acquisition-related costs that we incurred in the third quarter of 2010 and first three quarters of 2010, respectively, as a result of a recent change in GAAP, as discussed below in the section on general and administrative expenses. Our operating expenses in the first three quarters of 2010 were also impacted by $0.1 million and $0.5 million of restructuring charges incurred in the first and third quarter of 2010, respectively, related to integration of previously completed acquisitions and other cost-reduction activities. Our operating expenses for the first three quarters of 2010 were also favourably impacted by foreign exchange from our non-US dollar expenses when compared to the foreign exchange rates applied in the same period in 2009.

The following table provides additional analysis of operating expenses (in millions of dollars) for the periods indicated:

	Third Quarter of		First Three Quarters of
	2010	2009	2010	2009
Total revenues	18.9	17.0	54.9	50.4

Sales and marketing expenses	2.6	2.2	7.6	6.9
Percentage of total revenues	14%	13%	14%	14%

Research and development expenses	3.6	2.9	10.6	8.7
Percentage of total revenues	19%	17%	19%	17%

General and administrative expenses	2.4	2.6	7.3	7.2
Percentage of total revenues	13%	15%	13%	14%
Total operating expenses	8.6	7.7	25.5	22.8

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $7.6 million for the first three quarters of 2010, an increase of 10% from expenses of $6.9 million for the same period in 2009. Sales and marketing expenses were $2.6 million for the third quarter of 2010, an increase of 18% from expense of $2.2 million for the same period in 2009. Sales and marketing expenses as a percentage of total revenues were 14% for each of the first three quarters of 2010 and 2009 and 14% and 13% for the third quarter of 2010 and 2009, respectively. Sales and marketing expenses increased in the first three quarters of 2010 as compared to the same period in 2009 from the acquired businesses of Oceanwide and Scancode in 2010 and Dexx in 2009 as well from an increase in bad debt expense, partially offset by a favourable foreign exchange impact from our non-US dollar sales and marketing expenses. The increase in sales and marketing expenses in the third quarter of 2010 as compared to the same period in 2009 arose from the acquired businesses of Oceanwide and Scancode in 2010.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2010 and 2009. Research and development expenses were $10.6 million for the first three quarters of 2010, an increase of 22% from expenses of $8.7 million for the same period in 2009. Research and development expenses were $3.6 million for the third quarter of 2010, an increase of 24% from expenses of $2.9 million for the same period in 2009. The increase in the third quarter and first three quarters of 2010 as compared to the same periods in 2009 was primarily attributable to increased payroll and related costs from our 2010 acquisitions. Additionally, the increase for the first three quarters of 2010 as compared to the same period in 2009 was partially offset by a favourable foreign exchange impact from our non-US dollar research and development expenses.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees, acquisition-related expenses and other administrative expenses. General and administrative costs were $7.3 million and $7.2 million in the first three quarters of 2010 and 2009, respectively. General and administrative costs were $2.4 million and $2.6 million in the third quarter of 2010 and 2009, respectively. The decrease in the third quarter of 2010 as compared to the same period in 2009 was primarily due to higher professional fees in the 2009 period, partially offset by higher payroll costs for additional finance personnel related to our recent acquisitions. The increase in the first three quarters of 2010 from the same period in 2009 was due the inclusion of $0.5 million of acquisition-related costs, primarily professional fees, related to our acquisitions of Oceanwide and Scancode in the first three quarters of 2010. Effective from the beginning of 2010, a change in GAAP required that we expense those acquisition-related costs in the period incurred. Previously, GAAP required that these expenses be capitalized as part of the purchase price for a completed business combination and were generally recorded as part of goodwill. The increase in the first three quarters of 2010 as compared to the first three quarters of 2009 was also a result of increased payroll and related costs for additional finance personnel related to our recent acquisitions. Additionally, the increase for the first three quarters of 2010 as compared to the same period in 2009 was partially offset by a favourable foreign exchange impact from our non-US dollar general and administrative expenses.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names, associated with acquisitions completed by us as of October 31, 2009. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities, as well as our asset impairment tests. Amortization of intangible assets for the third quarter and first three quarters of 2010 was $1.7 million and $5.2 million, respectively, compared to $1.3 million and $3.8 million, respectively, for the same periods in 2009. Amortization expense increased in 2010 from 2009 primarily as a result of including amortization from the 2009 acquisition of Dexx in October 2008 and the acquisitions of Oceanwide and Scancode in the first quarter of 2010. As at October 31, 2009, the unamortized portion of all intangible assets amounted to $22.7 million.

We test the fair value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Contingent acquisition consideration of $0.8 million in the first three quarters of 2009 related to our 2007 acquisition of Flagship Customs Services, Inc. (“FCS”). This amount represented acquisition consideration that was placed in escrow for the benefit of the former shareholders and released over time contingent on the continued employment of those shareholders. No contingent acquisition consideration related to FCS remains to be expensed.

Investment income was $0.3 million and $0.8 million for the first three quarters of 2010 and 2009, respectively, and $0.1 million and $0.3 million for the third quarter of 2010 and 2009, respectively. The decrease in investment income is principally a result of lower interest rates in the 2010 periods.

Income tax expense is comprised of current and deferred income tax expense. Income tax expense for the third quarter of each of 2010 and 2009 was approximately 65% and 16% of income before income taxes, respectively, with current income tax expense being approximately 11% and 2% of income before income taxes, respectively. For the first three quarters of 2010 and 2009, income tax expense was approximately 46% and 25% of income before income taxes, respectively, with current income tax expense being approximately 12% and 4% of income before income taxes, respectively.

Income tax expense – current was $0.3 million and $0.9 million for the third quarter and first three quarters of 2010, respectively, compared to nil and $0.3 million for the comparable periods in 2009. Current income taxes arise primarily from taxable income estimates for the recent acquisitions of Dexx and Scancode entities that don’t have loss carryforwards to shelter taxable income and from our US federal alternative minimum tax that is not fully sheltered by our loss carryforwards in certain US states.

Income tax expense– deferred was $1.5 million and $2.5 million for the third quarter and first three quarters of 2010, respectively, compared to $0.4 million and $1.4 million for the comparable periods in 2009. The deferred income tax expense increased in the third quarter of 2010 relative to the third quarter of 2009, primarily as a result of the utilization of some of our deferred tax assets to offset taxable income in jurisdictions where we had not recognized deferred tax assets as of the third quarter of 2009. In addition, in the second quarter of 2010 we recorded an expense of $0.2 million as a result of merging Scancode’s US operations with our major US operating subsidiary and re-evaluating the appropriate level of deferred tax assets for the combined entity. In the first quarter of 2010, we recorded a deferred income tax recovery of $1.6 million as a result of merging Oceanwide's US operations with our major US operating subsidiary and re-evaluating the appropriate level of deferred tax assets for the combined entity.

Overall, we generated net income of $4.0 million in the first three quarters of 2010, compared to net income of $4.8 million for the same period in 2009. A $4.8 million increase in gross margin and a $0.8 million decrease in contingent acquisition consideration were more than offset by a $2.7 million increase in operating expenses, a $1.4 million increase in amortization of intangible assets, a $0.5 million decrease in investment income, and a $1.8 million increase in income tax expense.

For the third quarter of 2010, our net income was $1.0 million compared to net income of $2.3 million for the same period in 2009. A $1.6 million increase in gross margin was more than offset by a $0.9 million increase in operating expenses, a $0.4 million increase in amortization of intangible assets, a $0.2 million decrease in investment income, and a $1.4 million increase in income tax expense.

QUARTERLY OPERATING RESULTS

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2009	2009	2009	2010
2010
Revenues	17,419	18,610	18,865		54,894
Gross margin	12,232	12,633	12,980		37,845
Operating expenses	8,744	8,198	8,545		25,487
Net income	2,208	812	988		4,008
Basic earnings per share	0.04	0.02	0.02		0.08
Diluted earnings per share	0.04	0.02	0.02		0.07
Weighted average shares outstanding (thousands):
Basic	53,017	53,051	54,084		53,388
Diluted	53,737	54,086	55,475		54,415

	April 30,	July 31,	October 31,	January 31,	Total
	2008	2008	2008	2009
2009
Revenues	16,289	17,110	16,965	15,680	66,044
Gross margin	10,602	11,018	11,385	10,686	43,691
Operating expenses	7,449	7,659	7,676	7,212	29,996
Net income	1,054	1,392	2,318	15,446	20,210
Basic and diluted earnings per share	0.02	0.03	0.04	0.29	0.38
Weighted average shares outstanding (thousands):
Basic	52,933	52,942	52,965	53,002	52,961
Diluted	53,636	53,620	53,697	53,683	53,659

	April 30,	July 31,	October 31,	January 31,	Total
	2007	2007	2007	2008
2008
Revenues	13,288	14,263	15,463	16,011	59,025
Gross margin	8,716	9,408	9,995	10,266	38,385
Operating expenses	6,468	6,832	7,171	7,022	27,493
Net income	1,128	1,682	1,697	17,936	22,443
Basic earnings per share	0.02	0.03	0.03	0.34	0.44
Diluted earnings per share	0.02	0.03	0.03	0.33	0.43
Weighted average shares outstanding (thousands):
Basic	46,672	52,354	52,801	52,924	51,225
Diluted	48,221	53,401	53,715	53,721	52,290

Our operations continue to have seasonal trends. In our first fiscal quarter, we historically have seen lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In our second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period, but, going forward with the recent loss of ocean customers, our trends will follow general industry shipment and transactional volumes. In the third quarter, we have historically seen shipment and transactional volumes at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

Revenues have been positively impacted by the nine acquisitions that we have completed since the beginning of 2008. In addition, over the past two fiscal years we have seen increased transactions processed over our GLN business document exchange as we help our customers comply with electronic filing requirements of new US and Canadian customs regulations, including the CBP ACE e-manifest filing initiative described in more detail in the “Trends / Business Outlook” section later in this MD&A. These increases have been tempered by the general economic downturn that started impacting our business and global shipping volumes in 2009.

Revenues increased in the third quarter of 2008 by $1.2 million over the previous quarter, principally due to our acquisition of Global Freight Exchange Limited (“GF-X”) in that quarter. Revenues also increased in the fourth quarter of 2008 primarily as a result of our acquisitions of RouteView, PCTB and Mobitrac in that quarter. Net income in the fourth quarter of 2008 was significantly impacted by an income tax recovery of $16.0 million resulting from a reduction in the valuation allowance for our deferred tax assets.

In 2009, our revenues followed historical seasonal trends with our second quarter of 2009 reflecting the period when our customers negotiate new ocean contracts and update rates using our technology services. In the latter half of 2009, we saw a global economic downturn impact all areas of the economy, including global shipping volumes, and accordingly negatively impacted our revenues. Commencing in the third quarter of 2009, Dexx contributed to our total revenues. However, this increase in revenues was offset in the fourth quarter by a large foreign currency translation impact, primarily from converting Canadian dollar and British pound sterling revenues to US dollars. Similarly, while our operating expenses were relatively unchanged throughout the first three quarters of 2009, there was a decrease in fourth quarter operating expenses principally as a result of foreign currency translation to US dollars. Net income in the first, second and third quarters of 2009 was impacted by a deferred tax expense of $0.5 million, $0.5 million and $0.4 million, respectively, as we used some of the tax loss carryforwards that are included in the deferred tax asset to offset our US taxable income for the first three quarters of 2009. The expense in the third quarter of 2009 was net of a recovery of $0.4 million as a result of the recognition of certain deferred tax assets in Sweden. Net income in the fourth quarter of 2009 was significantly impacted by an income tax recovery of $13.1 million resulting from a reduction in the valuation allowance for our deferred tax assets. The recovery in the fourth quarter of 2009 was net of a deferred tax expense of $1.0 million as we used some of the tax loss carryforwards that are included in the deferred tax asset to offset our taxable income in the US and Sweden.

In the first quarter of 2010, our revenues and expenses increased as a result of our acquisitions of Oceanwide and Scancode. Our net income in the first quarter of 2010 was also impacted by approximately $0.3 million from a change to GAAP that required acquisition-related costs to be expensed in the period incurred. Prior GAAP required us to capitalize such costs as part of the purchase price for a business combination, generally to goodwill. In the first quarter of 2010, we recorded a deferred income tax recovery of $1.6 million as a result of merging Oceanwide's US operations with our major US operating subsidiary. This deferred income tax recovery was partially offset by a $1.0 million deferred income tax expense as we used  some of our deferred tax assets to offset our taxable income in certain jurisdictions in the first quarter of 2010.

In the second quarter of 2010, our revenues increased from our first quarter of 2010 as a result of the inclusion of a full quarter of revenues from our acquisition of Scancode and also from a favourable foreign exchange impact from our non-US dollar revenues. Our net income in the second quarter of 2010 was adversely impacted by $1.9 million in income tax expenses. The current portion of the income tax expense arose primarily from taxable income estimates for the recent acquisitions of Dexx and Scancode entities that don’t have loss carryforwards to shelter taxable income. The deferred portion of the income tax expense was primarily due to the use of some of our deferred tax assets to offset taxable income in certain jurisdictions. In addition, we recorded a deferred income tax expense of $0.2 million as a result of merging Scancode’s US operations with our major US operating subsidiary and re-evaluating the appropriate level of deferred tax assets for the combined entity.

In the third quarter of 2010 our net income was adversely impacted by an additional $0.2 million in expenses due to the required valuation of certain stock-based liability to reflect the increase in the trading price of Descartes’ common shares on the TSX from CAD$4.43 at July 31, 2009 to CAD$5.61 at October 31, 2009.

Our weighted average shares outstanding has increased since the first quarter of 2008, principally as a result of the issuance of approximately 5.2 million common shares pursuant to our April 2007 bought deal share offering, the GF-X acquisition in the third quarter of 2008 (approximately 0.5 million shares), the issuance of approximately 7.9 million common shares pursuant to our October 2009 bought deal share offering, and periodic employee stock option exercises.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations and sales of debt and equity securities. As at October 31, 2009, we had $93.9 million in cash and cash equivalents and short-term investments and $2.8 million in unused available lines of credit. As at January 31, 2009, prior to our acquisitions of Oceanwide and Scancode, we had $57.6 million in cash, cash equivalents  and short-term investments and $2.4 million in available lines of credit.

On October 20, 2009, we completed a bought-deal public share offering in Canada which raised gross proceeds of CAD$40,002,300 (equivalent to approximately $38.4 million at the time of the transaction) from a sale of 6,838,000 common shares at a price of CAD$5.85 per share. The underwriters also exercised an over-allotment option on October 20, 2009 to purchase an additional 1,025,700 common shares (in aggregate, 15% of the offering) at CAD$5.85 per share comprised of 332,404 common shares from Descartes and 693,296 common shares from certain executive officers and directors of Descartes. Gross proceeds to us from the exercise of the over-allotment option were CAD$1,944,563 (equivalent to approximately $1.9 million at the time of the transaction). In addition, we received an aggregate of CAD$1,277,648 (equivalent to approximately $1.2 million at the time of the transaction) in proceeds from certain executive officers and directors of Descartes from their exercise of employee stock options to satisfy their respective obligations under the over-allotment option. We anticipate that the net proceeds of the offering will be used for general corporate purposes, potential acquisitions and general working capital.

We believe that, considering the above, we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of current operating leases, and additional purchase price that may become payable pursuant to the terms of previously completed acquisitions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We expect, from time to time, to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with any such potential strategic transaction.

To the extent that any of our non-Canadian subsidiaries have earnings, our intention is that these earnings be re-invested in such subsidiary indefinitely. Accordingly, to date we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. To the extent there are restrictions, they have not had a material effect on the ability of our Canadian parent to meet its financial obligations.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars:

	Third Quarter of		First Three Quarters of
	2010	2009	2010	2009
Cash provided by operating activities	3.2	5.9	12.0	13.9
Additions to capital assets	(0.5)	(0.3)	(1.3)	(1.0)
Business acquisitions and acquisition-related costs, net of cash acquired	-	(1.7)	(15.0)	(2.8)
Issuance of common shares	40.4	0.1	40.5	0.1
Effect of foreign exchange rate on cash, cash equivalents and short-term investments	(0.5)	(1.0)	0.1	(0.8)
Net change in cash, cash equivalents and short-term investments	42.6	3.0	36.3	9.4
Cash, cash equivalents and short-term investments, beginning of period	51.3	50.5	57.6	44.1
Cash, cash equivalents and short-term investments, end of period	93.9	53.5	93.9	53.5

Cash provided by operating activities was $3.2 million and $5.9 million for the third quarter of 2010 and 2009, respectively, and $12.0 million and $13.9 million for the first three quarters of 2010 and 2009, respectively. For the third quarter of 2010, the $3.2 million of cash provided by operating activities resulted from $1.0 million of net income, plus adjustments for $3.8 million of non-cash expenses included in net income, and less $1.6 million of cash used in changes in our operating assets and liabilities. For the third quarter of 2009, the $5.9 million of cash provided by operating activities resulted from $2.3 million of net income, plus adjustments for $2.1 million of non-cash expenses included in net income, and $1.5 million of cash provided by changes in our operating assets and liabilities.

For the first three quarters of 2010, the $12.0 million of cash provided by operating activities resulted from $4.0 million of net income, plus adjustments for $9.6 million of non-cash expenses included in net income, and less $1.6 million of cash used in changes in our operating assets and liabilities. For the first three quarters of 2009, the $13.9 million of cash provided by operating activities resulted from $4.8 million of net income, plus adjustments for $6.9 million of non-cash expenses included in net income, and $2.2 million cash provided by changes in our operating assets and liabilities.

Additions to capital assets were $0.5 million and $0.3 million for the third quarter of 2010 and 2009, respectively and $1.3 million and $1.0 million for the first three quarters of 2010 and 2009, respectively. The additions were primarily composed of investments in computing equipment and software to support our network and build out infrastructure.

Business acquisitions and acquisition-related costs, net of cash acquired were nil and $1.7 million for the third quarter of 2010 and 2009, respectively. For the third quarter of 2009, the $1.7 million was primarily for the acquisition of Dexx in October 2008.

The $15.0 million of acquisition-related costs in the first three quarters of 2010 is primarily comprised of $8.9 million of cash for the acquisition of Oceanwide and $5.9 million of cash for the acquisition of Scancode. The balance of this amount consists of additional purchase price and acquisition-related costs paid in the first three quarters of 2010 for business acquisitions that we completed prior to 2010. Business acquisitions and acquisition-related costs of $2.8 million in the first three quarters of 2009 represent $1.5 million of cash paid related to our acquisition of Dexx, $0.7 million of cash paid relating to our 2008 acquisition of GF-X, $0.3 million of additional purchase price paid related to the acquisition of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc. (“the OTB Acquisition”) in 2008 and $0.1 million of cash that was held back in connection with another 2008 acquisition.

Issuance of common shares of $40.4 million and $40.5 million in the third quarter and first three quarters of 2010 is comprised of $38.3 million net cash proceeds received from the issuance of 7,170,404 common shares pursuant to our October 2009 bought-deal share offering, including the over-allotment option exercised by the underwriters and $2.1 million and $2.2 million, respectively, from the exercise of employee stock options. Issuance of common shares in both 2009 periods is a result of the exercise of employee stock options.

Working capital. As at October 31, 2009, our working capital (current assets less current liabilities) was $97.2 million. Current assets include $58.5 million of cash and cash equivalents, $35.4 million of short-term investments, $10.0 million in current trade receivables and a $6.6 million deferred tax asset. Our working capital has increased since January 31, 2009 by $34.7 million, primarily as a result of $40.5 million of cash received from the bought deal share offering in October 2009 and $12.0 million of cash generated by positive operating activities in 2010, partially offset by $15.0 million of cash used in the first three quarters of 2010 for business acquisitions and, to a lesser extent, $1.3 million of capital asset additions.

Cash and cash equivalents and short-term investments. As at October 31, 2009, all funds were held in interest-bearing bank accounts or certificates of deposit, primarily with major Canadian and US banks. Cash and cash equivalents include short-term deposits and debt securities with original maturities of three months or less.

COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating lease obligations	1.9	2.6	2.0	2.3	8.8

Operating Lease Obligations
We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2020. The future minimum amounts payable under these lease agreements are described in the chart above.

Other Obligations
Income taxes
We have a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $5.0 million. At this time, we are unable to make reasonably reliable estimates of the period of settlement with the respective taxing authority due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authority.

Deferred Share Unit and Restricted Share Unit Plans
As discussed in the “Trends / Business Outlook” section later in this MD&A and in Note 14 to the unaudited interim consolidated financial statements for the third quarter of 2010, we maintain deferred share unit (“DSU”) and restricted share unit (“RSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on our consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of our common shares on the Toronto Stock Exchange (the “TSX”)  at the consolidated balance sheet date. For RSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had 529,872 RSUs outstanding at October 31, 2009 for which no liability was recorded on our consolidated balance sheet. The ultimate liability for any payment of DSUs and RSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements
In connection with the March 6, 2007 acquisition of certain assets of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc., an additional $0.85 million in cash was potentially payable over the 2.5 year period after closing dependent on the financial performance of the acquired assets. $0.3 million of that additional purchase price was paid in 2009, another $0.2 million of that additional purchase price became payable during the quarter ended July 31, 2009, and up to $0.1 million remains eligible to be earned by the previous owners prior to the end of the third quarter of 2010. No determination has yet been made in respect of the $0.1 million that was eligible to be earned by the previous owners prior to October 31, 2009. If any amount becomes payable it will be recorded as goodwill in the period such determination is made.

In respect of our August 17, 2007 acquisition of 100% of the outstanding shares of GF-X, up to $5.2 million in cash was potentially payable if certain performance targets, primarily relating to revenues, were met by GF-X over the four years subsequent to the date of acquisition. No amount was payable in respect of the two-year post-acquisition period. Up to $2.6 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the two-year period ending August 17, 2011.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such on our financial statements.

Guarantees
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB Accounting Standard Codification (“ASC”) Topic 460, “Guarantees” (“ASC 460”). The following lists our significant guarantees:

Intellectual property indemnification obligations
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreement with our customers, where license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnifications requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparties as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability for the guarantees or indemnities described above on our financial statements.

OUTSTANDING SHARE DATA

We have an unlimited number of common shares authorized for issuance. As of December 3, 2009, we had 61,281,927 common shares issued and outstanding.

As of December 3, 2009, there were 4,047,563 options issued and outstanding, and 415,907 remaining available for grant under all stock option plans.

On October 20, 2009, we completed a bought-deal public share offering in Canada which raised gross proceeds of CAD$40,002,300 (equivalent to approximately $38.4 million at the time of the transaction) from a sale of 6,838,000 common shares at a price of CAD$5.85 per share. The underwriters also exercised an over-allotment option on October 20, 2009 to purchase an additional 1,025,700 common shares (in aggregate, 15% of the offering) at CAD$5.85 per share comprised of 332,404 common shares from Descartes and 693,296 common shares from certain executive officers and directors of Descartes. Gross proceeds to us from the exercise of the over-allotment option were CAD$1,944,563 (equivalent to approximately $1.9 million at the time of the transaction). In addition, we received an aggregate of CAD$1,277,648 (equivalent to approximately $1.2 million at the time of the transaction) in proceeds from certain executive officers and directors of Descartes from their exercise of employee stock options to satisfy their respective obligations under the over-allotment option.

On December 3, 2008, we announced that the TSX had approved the purchase by us of up to an aggregate of 5,244,556 common shares of Descartes pursuant to a normal course issuer bid. The purchases can occur from time to time until December 4, 2009, through the facilities of the TSX and/or NASDAQ, if and when we consider advisable. As at December 3, 2009 we had not completed any purchases pursuant to this bid. On December 1, 2009, we announced our intention to renew our normal course issuer bid (the “Renewal Normal Course Issuer Bid”) through the facilities of the TSX and NASDAQ to commence in December 2009 on a date to be announced. The Renewal Normal Course Issuer Bid would expire one year from the commencement date. The renewal of the Renewal Normal Course Issuer Bid to be undertaken through the facilities of the TSX, including the commencement date of the bid, is subject to the approval of the TSX.  Pursuant to applicable TSX rules, the maximum number of shares that may be purchased pursuant to the Renewal Normal Course Issuer Bid, calculated as of the start of the bid, would be the greater of (i) 5% of Descartes’ issued and outstanding common shares; and (ii) 10% of Descartes’ public float. As at December 1, 2009, Descartes had 61,281,927 issued and outstanding common shares and had calculated its public float to be 54,587,735 common shares. Accordingly, if the Renewal Normal Course Issuer Bid had been started as at December 1, 2009, the maximum number of shares that could be purchased pursuant to the bid would be 5,458,773 common shares.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2011 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our interim consolidated financial statements included herein and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operation. Our significant accounting policies are discussed in Note 2 to the adjusted audited consolidated financial statements for 2009 (the “2009 Consolidated Financial Statements”), as filed on September 30, 2009.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors. In addition, the board of directors has reviewed the accounting policy disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the unaudited interim consolidated financial statements for the interim period ended October 31, 2009:

Revenue recognition
In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the revenue from the customer, delivery of goods or services, whether the sales price is fixed or determinable, the amount of revenue to allocate to individual elements in a multiple element arrangement and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Long-Lived Assets
We test long-lived assets for recoverability when events or changes in circumstances indicate evidence of impairment.

Intangible assets are amortized on a straight-line basis over their estimated useful lives. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently speculative nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

In the case of goodwill, we test for impairment at least annually at October 31 of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Income Taxes
We have provided for income taxes based on information that is currently available to us. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. As at October 31, 2009, we had recorded deferred tax assets of $29.5 million on our consolidated balance sheet for tax benefits that we currently expect to realize in future periods. During 2008 and 2009, we determined that there was sufficient positive evidence such that it was more likely than not that we would use a portion of our tax loss carryforwards to offset taxable income in the US, Canada, Netherlands, Sweden, and Australia in future periods. This positive evidence included that we have earned cumulative income, after permanent differences, in each of these jurisdictions in the current and two preceding tax years. Accordingly, we reduced our valuation allowance for our deferred tax assets by $16.0 million and $14.5 million in 2008 and 2009, respectively, representing the amount of tax loss carryforwards that we projected would be used to offset taxable income in these jurisdictions over the ensuing six-year period. In making the projection for the six-year period, we made certain assumptions, including the following: (i) that the current economic downturn would result in reduced profit levels in fiscal 2010 and 2011, with a return to a level of income consistent with the current income levels in 2012 and beyond; (ii) that there will be continued customer migration from technology platforms owned by our US entity and our Swedish entity to a technology platform owned by another entity in our corporate group, further reducing taxable income in the US and Sweden; and (iii) that tax rates in these jurisdictions will be consistent over the six-year period of projection, except in Canada where rates are expected to decrease through 2013 and then remain consistent thereafter. Any further change to decrease the valuation allowance for the deferred tax assets would result in an income tax recovery on the consolidated statements of operations. If we achieve and maintain a consistent level of profitability, the likelihood of additional reductions to our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase.

Business Combinations
In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Our initial allocation of the purchase price is generally preliminary in nature and may not be final for up to one year from the date of acquisition. Changes to the estimate and assumptions used in determining our purchase price allocation may result in material differences depending on the size of the acquisition completed.

CHANGE IN / INITIAL ADOPTION OF ACCOUNTING POLICIES

Recently adopted accounting pronouncements
In June 2009, the Financial Accounting Standards Board (“FASB”) issued “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“the Codification”), which is now codified as FASB Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles” (“ASC 105”). The Codification establishes a single source of authoritative guidance for nongovernmental entities. The Codification is effective for interim and annual reporting periods ending after September 15, 2009, which is our interim reporting period ending October 31, 2009. The adoption of the Codification did not have a material impact on our results of operations or financial condition but has resulted in changes to accounting pronouncement references used in our MD&A and in the notes to our consolidated financial statements.

In May 2009, the FASB issued ASC Topic 855, “Subsequent Events” (“ASC 855”). The intent of ASC 855 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. ASC 855 is effective for interim and annual reporting periods ending after June 15, 2009, which was our interim reporting period ended July 31, 2009. The adoption of ASC 855 has not had a material impact on our results of operations or financial condition to date.

In April 2009, the FASB amended ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) to clarify the application in determining fair value when the volume or level of activity for an asset or liability has significantly decreased and also provides guidance to identify circumstances that indicate a transaction is not orderly. The amendment is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this amendment has not had a material impact on our results of operations or financial condition to date.

In April 2009, the FASB amended ASC Topic 805, “Business Combinations” (“ASC 805”), effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. This amendment clarifies the application of ASC 805 to assets and liabilities arising from contingencies in a business combination. Our adoption of this amendment on February 1, 2009 did not have a material impact on our results of operations and financial condition to date. Depending on the size and scope of any future business combination that we undertake, we believe that this amendment may have a material impact on our results of operations and financial condition.

On February 1, 2009 we adopted the requirements of FASB ASC 805. Our adoption of ASC 805 on February 1, 2009 resulted in a retrospective adjustment to our consolidated financial statements for the year ended January 31, 2009. In our previously reported financial results for the year ended January 31, 2009, our consolidated balance sheet included $258,000 of deferred acquisition-related costs in prepaid expenses and other that were previously capitalized under the provisions of SFAS 141, “Business Combinations” (“SFAS 141”). Under the provisions of ASC 805, and the guidance in FASB ASC Topic 250, “Accounting Changes and Error Corrections” (“ASC 250”), we adopted ASC 805 retrospectively on February 1, 2009.  The effect of adopting ASC 805 on our previously reported consolidated balance sheet, consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows as at and for the year ended January 31, 2009 is described in Note 18 to those adjusted consolidated financial statements, which were filed on September 30, 2009. The objective of ASC 805 is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. As a result of our adoption of ASC 805 on February 1, 2009, we expensed $0.3 million, $0.2 million and nil of acquisition-related costs in the first, second and third quarters of 2010, respectively.  Depending on the size and scope of any future business combination that we undertake, we believe that ASC 805 may have a material impact on our results of operations and financial condition.

In November 2008, the FASB amended ASC Subtopic 350-30, “Intangibles – Goodwill and Other: General Intangibles Other than Goodwill” (“ASC 350-30”) by clarifying the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. This amendment requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period that the asset diminishes in value. The amendment is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. The adoption of this amendment has not had a material impact on our results of operations or financial condition to date.

In April 2008, the FASB issued ASC 350-30 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of the recognized intangible asset. The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset under ASC 350-30 and the period of expected cash flows used to measure the fair value of the asset ASC 805. For a recognized intangible asset, an entity will be required to disclose information that enables users of the financial statements to assess the extent to which expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. ASC 350-30 is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. The adoption of ASC 350-30 has not had a material impact on our results of operations or financial condition to date.

In September 2006, the FASB issued ASC 820, effective for fiscal years beginning after November 15, 2007, which was our fiscal year ending January 31, 2009. ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. On February 12, 2008, the FASB delayed the effective date of ASC 820 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008, which is our fiscal year ending January 31, 2010. We adopted the non-deferred portion of ASC 820 on February 1, 2008 and the deferred portion on February 1, 2009. The adoption of ASC 820 has not had a material impact on our results of operations or financial condition to date.

Recently issued accounting pronouncements not yet adopted
In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (“Update 2009-13”). Update 2009-13 amends ASC Subtopic 605-25 “Revenue Recognition: Multiple-Element Arrangements” (“ASC 605-25). Specifically Update 2009-13 amends the criteria for separating consideration in multiple-deliverable arrangements and establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. Update 2009-13 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. Early adoption is permitted. We are currently assessing the impact of adoption of Update 2009-13.

In October 2009 the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements”, (“Update 2009-14”). Update 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing both software and non-software components that function together to deliver the product’s essential functionality will no longer be within the scope of ASC Subtopic 985-605, “Software Revenue Recognition” (“ASC 985-605”). The entire product, including the software and non-software deliverables, will therefore be accounted for under ASC Topic 605, “Revenue Recognition”. Update 2009-14 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. Companies can elect to apply this guidance prospectively to new or materially modified arrangements after the effective date or retrospectively for all periods presented but Update 2009-14 is required to be adopted in the same period and using the same transition method as adoption of Update 2009-13. We are currently assessing the impact of adoption of Update 2009-14.

In August 2009, the FASB issued ASU 2009-05, “Measuring Liabilities at Fair Value” (“Update 2009-05”). The ASU clarifies that the quoted price for the identical liability, when traded as an asset in an active market, is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, an entity must use one or more valuation techniques prescribed by the update to estimate the fair value. Update 2009-05 is effective for the first reporting period beginning after August 2009, which is our reporting period ending January 31, 2010. We are currently assessing the impact of adoption of Update 2009-05.

TRENDS / BUSINESS OUTLOOK

This section discusses our outlook for the remainder of 2010 and in general as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include: legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters that impact shipping in particular geographies; availability of credit to support shipping operations; economic downturns, and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes (compared to our first quarter being the weakest quarter for shipment volumes). Historically, in our second fiscal quarter, we’ve seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. We don’t expect to see as large an increase in our second fiscal quarter revenues going-forward as we’ve seen historically in the second fiscal quarter, primarily due to recent departures of customers for our legacy ocean services.

In 2006, US Customs and Border Protection (“CBP”) launched its e-manifest initiative requiring trucks entering the US to file an electronic manifest through its Automated Commercial Environment (“ACE”), providing the CBP with an advance electronic notice of the contents of the truck. Such filings are now mandatory at land ports of entry into the US. Similar filings are required for ocean vessels and airplanes at US air and sea ports. CBP has implemented enhancements to this ACE e-manifest initiative, called “10+2” enhancements, that require additional data and filings to be provided to CBP in 2010, starting with ocean shipments. We have various customs compliance services specifically designed to help air, ocean and truck carriers comply with this ACE e-manifest initiative. If the roll-out of these initiatives continues as scheduled and compliance is rigidly enforced by CBP, then we anticipate that our revenues will be positively impacted in the remainder of 2010. A similar e-manifest advanced notification initiative, called Advanced Commercial Information (“ACI”), is being developed for Canada land ports by the Canadian Border Service Agency and may be effective and enforced in 2010.

In the third quarter of fiscal 2010, our services revenues comprised approximately 95% of our total revenues, with the balance being license revenues. We expect that our focus in the remainder of 2010 will remain on generating services revenues, primarily by promoting use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We do, however, anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter between services revenues and license revenues will be impacted by the buying preferences of our customers.

In the latter half of fiscal 2009 and in to fiscal 2010, we have seen a global economic downturn that has impacted all areas of the economy, including employment, the availability of credit, manufacturing and retail sales. With economic conditions impacting what is being built and sold, there has been and we anticipate that there will continue to be an impact on volumes that are shipped. Portions of our revenues are dependent on the amount of goods being shipped, the types of goods being shipped, the modes by which they are being shipped and/or the number of aggregate shipments. Accordingly, we expect our transaction revenues to continue to be adversely impacted by the global economic downturn in the fourth quarter of fiscal 2010 and we continue to plan for that impact.

In addition, for the fourth quarter of fiscal 2010 we anticipate that some of our customers will be impacted by the global economic downturn in such a manner that they will either choose to reduce or eliminate their use of some of our services. In particular, in 2010 we anticipate that we will lose approximately $3 million in annual recurring revenues compared to 2009 as customers cease using our legacy ocean contract services and other legacy applications. In the first three quarters of 2010, we have already seen such reductions impact our recurring revenues. We can provide no assurance that we will be able to replace that recurring revenue.

We also have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts, particularly for our ocean products, which provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. Based on our historical experience, we anticipate that over a one-year period we may lose approximately 3% or more of our aggregate revenues in the ordinary course. This 3% is in addition to the $3 million in annual recurring revenues that we anticipate we will lose in fiscal 2010 compared to fiscal 2009. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

We internally measure and manage our “baseline operating expenses,” a non-GAAP financial measure, which we define as our total expenses less interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration and deferred compensation), stock-based compensation, acquisition-related costs and restructuring charges. We currently intend to manage our business with the goal of having our baseline operating expenses for a period be between 80% and 95% of our total anticipated revenues for that period. We also internally measure and monitor our visible, recurring and contracted revenues, which we refer to as our “baseline revenues,” a non-GAAP financial measure. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. In the fourth quarter of 2010, we intend to continue to manage our business with our baseline operating expenses at a level below our baseline revenues. We refer to the difference between our baseline revenues and baseline operating expenses as our “baseline calibration,” a non-GAAP financial measure. Our baseline calibration is not a projection of net income for a period as determined in accordance with GAAP, or adjusted net income for a period as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of “baseline operating expenses,” above. We calculate and disclose “baseline revenues,” “baseline operating expenses” and “baseline calibration” because management uses these metrics in determining its planned levels of expenditures for a period. These metrics are estimates and not projections, nor actual financial results, and are not indicative of current or future performance. These metrics do not have a standardized meaning prescribed by GAAP and are unlikely to be comparable to similarly-titled metrics used by other companies and are not a replacement or proxy for any GAAP measure. At November 1, 2009, using foreign exchange rates that existed at October 31, 2009, we estimated that our baseline revenues for the fourth quarter of 2010 were $18.0 million and our baseline operating expenses were $13.9 million. We consider this to be our baseline calibration of $4.1 million for the fourth quarter of 2010, or approximately 23% of our baseline revenues, determined as of November 1, 2009.

In the first quarter of 2010, we started cost reduction activities in anticipation of the $3 million in annual recurring revenues that we expect to lose in 2010 because of the departure of customers of our legacy ocean contract services and other legacy applications. We expect cost-reduction activities to continue in fiscal 2011 to maintain our calibration. Specifically, we anticipate that we will need to re-calibrate our business in preparation for the first quarter of fiscal 2011 given the large fluctuations in foreign exchange rates to the US dollar. We expect that the re-calibration of our business will include the reduction of expenses through the implementation of cost reduction initiatives and further acceleration of integration activities for acquired companies. Given that, we expect that we will incur restructuring-related charges in the fourth quarter of 2010 of up to $0.5 million.

We anticipate that in the balance of fiscal 2010 and fiscal 2011, the significant majority of our business will continue to be in the Americas, with the EMEA region being the bulk of the remainder of our business. We anticipate that revenues from the Asia Pacific Region will continue to represent less than 5% of our total revenues in the remainder of fiscal 2010.

We estimate that amortization expense for existing intangible assets will be $1.6 million for the remainder of 2010, $6.5 million for 2011, $4.8 million for 2012, $3.0 million for 2013, $2.5 million for 2014, $1.3 million for 2015 and $3.0 million thereafter, assuming that no impairment of existing intangible assets occurs in the interim.

We performed our annual goodwill impairment tests in accordance with ASC Topic 350-20 “Intangibles – Goodwill and Other: Goodwill” on October 31, 2009 and determined that there was no evidence of impairment as of October 31, 2009. We are currently scheduled to perform our next annual impairment test on October 31, 2010. In addition, we will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

In 2009, we spent $1.3 million on capital expenditures and expect that 2010 expenditures will be above that level as we invest in our network and build out infrastructure. Capital expenditures were $0.5 million in the third quarter of 2010, and we expect they will be at approximately that level in the fourth quarter of 2010 and will be between $1.5 million to $2.0 million annually.

We conduct business in a variety of foreign currencies and, as a result, all of our foreign operations are subject to foreign exchange fluctuations. Our operations operate in their local currency environment and use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. Some of our cash is held in foreign currencies. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. We can make no accurate prediction of what will happen with international currency exchange rates for the balance of 2010 or in 2011. However, if the US dollar is weak in comparison to foreign currencies, then we anticipate this will increase the expenses of our business and have a negative impact on our results of operations. In such cases we may need to undertake cost-reduction activities to maintain our calibration.

At December 3, 2009, we had 83,010 outstanding deferred share units and 609,375 outstanding restricted share units. DSUs and RSUs are notional share units granted to directors, officers and employees that, when vested, are settled in cash by Descartes using the fair market value of Descartes’ common shares at the vesting date. DSUs, which have only been granted to directors, vest upon award but are only paid at the completion of the applicable director’s service to Descartes. RSUs generally vest and are paid over a period of three- to five-years. Our liability to pay amounts for DSUs and RSUs is determined using the fair market value of Descartes’ common shares at the applicable balance sheet date. Increases in the fair market value of Descartes’ common shares between reporting periods will require us to record additional expense in a reporting period; while decreases in the fair market value of Descartes’ common shares between reporting periods require us to record an expense recovery. For DSUs, the amount of any expense or recovery is based on the entire number of DSUs outstanding as DSUs are fully vested upon award. For RSUs, the amount of any expense or recovery is based on the number of RSUs that were expensed in the applicable reporting period as employees performed services, but that have not yet vested or been paid pursuant to the terms of the RSU grant. We are not able to predict these expenses or expense recoveries and, accordingly, they are outside our calibration. The closing price of our shares on the TSX was CAD $5.61 on October 31, 2009 and CAD $5.60 on December 3, 2009.

As of October 31, 2009, our gross amount of unrecognized tax benefits was approximately $5.0 million. We expect that the unrecognized tax benefits could increase within the next 12 months due to uncertain tax positions that may be taken, although at this time a reasonable estimate of the possible increase cannot be made.

In the third quarter of 2010, we recorded a deferred income tax expense of $1.5 million resulting from the use of some of our deferred tax assets to offset our taxable income in certain jurisdictions in the third quarter of 2010. The amount of any tax expense in a period will depend on the amount of taxable income, if any, we generate in a jurisdiction and our then current effective tax rate in that jurisdiction. We can provide no assurance as to the timing or amounts of any income tax expense or expensing of deferred tax assets, nor can be we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets. For example, in the first quarter of 2010, we had a $0.4 million income tax recovery rather than an income tax expense. At this time, we anticipate that our income tax expense (current and deferred) for 2010 will be 50-55% of income before income taxes, exclusive of any potential further changes to the valuation allowance for our deferred tax assets which may have a material impact. We also anticipate the current income tax expense portion for 2010 will be approximately 10-15% of income before income taxes.

We intend to actively explore business combinations in the remainder of 2010 and 2011 to add complementary services, products and customers to our existing businesses. Going forward, we intend to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, will listen to our customers’ suggestions as they relate to consolidation opportunities. Depending on the size and scope of any business combination, or series of contemplated business combinations, we may need to raise additional debt or equity capital. However, with the recent global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction.

We anticipate that the net proceeds of our October 20, 2009 bought deal public share offering will be used for general corporate purposes, potential acquisitions and general working capital.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

General economic conditions may affect our business, results of operations and financial condition.
Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition.

Disruptions in the financial markets may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, the disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the US and other countries.

Making and integrating acquisitions involves a number of risks that could harm our business.
We have in the past acquired, and in the future expect to seek to acquire, additional products, services, customers, technologies or businesses that we believe are complementary to ours. For example, in 2010 we have acquired two businesses (Oceanwide and Scancode), in 2009 we acquired one business (Dexx), in 2008 we acquired six businesses and in 2007 we acquired three businesses. However, we may not be able to identify appropriate products, technologies or businesses for acquisition or, if identified, conclude such acquisitions on terms acceptable to us. Acquisitions involve a number of risks, including: diversion of management’s attention from current operations; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In addition, we may not identify all risks or fully assess risks identified in connection with an acquisition. The individual or combined effect of these risks could have a material adverse effect on our business. As well, in paying for an acquisition, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, there is the risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also the risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated.

Our existing customers might cancel existing contracts with us, fail to renew contracts on their renewal dates, and fail to purchase additional services and products, or consolidate contracts with acquired companies.
We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. An example would be our contract to operate the US Census Bureau’s Automated Export System (AESDirect). In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. In 2007, for example, certain customers of our legacy ocean services cancelled relatively large recurring revenue contracts. In 2010, we expect to lose an additional $3 million in annual recurring revenues compared to 2009 from departing services customers in addition to the normal 3% annual revenue attrition we plan for. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity in our customer base.

We may have difficulties maintaining or growing our acquired businesses.
Businesses that we acquire may sell products, or operate services, that we have limited experience operating or managing. For example, Oceanwide and Dexx each operate in the emerging regulatory compliance business, and GF-X operates in electronic air freight booking. We may experience unanticipated challenges or difficulties in maintaining these businesses at their current levels or in growing these businesses. Factors that may impair our ability to maintain or grow acquired businesses may include, but are not limited to:

·         Challenges in integrating acquired businesses with our business;

·         Loss of customers of the acquired business;

·         Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;

·         For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

·         Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;

·         Our inability to obtain or maintain necessary security clearances to provide international shipment management services; and

·         Other risk factors identified in this report.

Disruptions in the movement of freight could negatively affect our revenues.
Our business is highly dependent on the movement of freight from one point to another as we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of labour disputes or weather or natural disaster, or caused by terrorists, political or security activities, contagious illness outbreaks, or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate, and in particular, the weakening of the US dollar, could have a material adverse effect on our business, results of operations and financial condition.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through cash flows from our operations and the sale of our equity securities. As at October 31, 2009, we had cash and cash equivalents and short-term investments of approximately $93.9 million and $2.8 million in unutilized operating lines of credit.

On October 20, 2009, we completed a bought-deal public share offering in Canada which raised gross proceeds of CAD$40,002,300 (equivalent to approximately $38.4 million at the time of the transaction) from a sale of 6,838,000 common shares at a price of CAD$5.85 per share. The underwriters also exercised an over-allotment option on October 20, 2009 to purchase an additional 1,025,700 common shares (in aggregate, 15% of the offering) at CAD$5.85 per share comprised of 332,404 common shares from Descartes and 693,296 common shares from certain executive officers and directors of Descartes. Gross proceeds to us from the exercise of the over-allotment option were CAD$1,944,563 (equivalent to approximately $1.9 million at the time of the transaction). In addition, we received an aggregate of CAD$1,277,648 (equivalent to approximately $1.2 million at the time of the transaction) in proceeds from certain executive officers and directors of Descartes from their exercise of employee stock options to satisfy their respective obligations under the over-allotment option.

While we believe we have sufficient liquidity to fund our current operating and working capital requirements, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, with the recent global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

We have a substantial accumulated deficit and a history of losses and may incur losses in the future.
As at October 31, 2009, our accumulated deficit was $358.6 million. Although we were profitable in the first three quarters of 2010 and we have been profitable for each quarter of the past four years, we had losses in 2005 and prior fiscal periods. While we are encouraged by our recent profits, our profits in 2006 benefited from one-time gains on the disposition of an asset and a significant portion of our net income and earnings per share in the fourth quarter of each of 2008 and 2009 benefited from a non-cash, net deferred income tax recovery of $16.0 million and $11.7 million, respectively. In addition, our net income in the first quarter of 2010 benefitted from a one-time $1.6 million deferred tax recovery resulting from internal corporate re-organizations in connection with our acquisition of Oceanwide. There can be no assurance that we will not incur losses again in the future. We believe that the success of our business and our ability to remain profitable depends on our ability to keep our baseline operating expenses to a level at or below our baseline revenues. However, non-cash, non-operational charges, such as income tax expenses or impairment charges, may adversely impact our ability to be profitable in any particular period. There can be no assurance that we can generate further expense reductions or achieve revenues growth, or that any expense reductions or revenues growth achieved can be sustained, to enable us to do so. If we fail to maintain profitability, this would increase the possibility that the value of your investment will decline.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.
Our performance is substantially dependent on the performance of our key technical, sales and marketing, and senior management personnel. We do not maintain life insurance policies on any of our employees that list the company as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain highly qualified management, directors, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Changes in government filing requirements for global trade may adversely impact our business.
Our regulatory compliance services help our customers comply with government filing requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements or changing the government agency responsible for the requirement could impact our business, perhaps adversely.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.
Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. While it is possible that the demand for our products and services will increase as companies look for ways to reduce fleet size and fuel use and recognize that our products and services are designed to make their deliveries more cost-efficient, there can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our Global Logistics Network and our corresponding network revenues.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. We may attempt to deal with this pricing pressure by committing these customers to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to the customer, or to other customers elsewhere in our business. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. There can be no assurance that declines in shipment volumes in the US or internationally won’t have a material adverse effect on our business.

We may have exposure to greater than anticipated tax liabilities or expenses.
We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Although we believe that our estimates are reasonable and that we have adequately provided for income taxes based on all of the information that is currently available to us, tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance for all but $29.5 million of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed. In addition, when we reduce our deferred tax valuation allowance, we will record income tax expense in any subsequent period where we use that deferred tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.
Under business combination accounting standards, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:
·     Impairment of goodwill or intangible assets;
·     A reduction in the useful lives of intangible assets acquired;
·     Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
·     Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; or
·     Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, in-process research and development as well as other acquisition related charges, restructuring and stock-based compensation associated with assumed stock awards. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. Some of these costs may have to be accounted for as expenses that would decrease our net income and earnings per share for the periods in which those adjustments are made.

In December 2007, the FASB issued ASC Topic 805, “Business Combinations”. ASC 805 became effective for us at the beginning of fiscal 2010. We expensed $0.5 million of acquisition-related costs in the first three quarters of 2010 as a result of our adoption of ASC 805 on February 1, 2009. We did not expense similar costs in prior periods. Depending on the size and scope of any future business combination that we undertake, we believe that ASC 805 may have a material impact on our results of operations and financial condition.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.
We account for goodwill in accordance with ASC Topic 350, “Intangibles – Goodwill and Other” (‘ASC 350”), which we adopted effective February 1, 2002. ASC 350, among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31 as the date for our annual impairment test. Although the results of our testing on October 31, 2009 indicated no evidence of impairment, should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

System or network failures or breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for reasons, which may include, but are not limited to, the following:
·     System or network failure;
·     Interruption in the supply of power;
·     Virus proliferation;
·     Security breaches;
·     Earthquake, fire, flood or other natural disaster; or
·     An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.
Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally three to five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, “Property, Plant, and Equipment: Overview: Subsequent Measurement”, an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. A product liability, patent infringement, acquisition-related or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. While our agreements with our customers, suppliers and other third-parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

We could be exposed to business risks in our international operations that could cause our operating results to suffer.
While our headquarters are in North America, we currently have direct operations in both Europe and China. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:
·     Longer collection time from foreign clients, particularly in the Asia Pacific region;
·     Difficulty in repatriating cash from certain foreign jurisdictions;
·     Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
·     Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
·     Currency fluctuations and exchange and tariff rates;
·     Multiple, and possibly overlapping, tax structures and a wide variety of foreign laws;
·     Trade restrictions;
·     The need to consider characteristics unique to technology systems used internationally;
·     Economic or political instability in some markets; and
·     Other risk factors set out in this report.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. We currently face competition from a large number of specific entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

·     Longer operating history;
·     Greater financial, technical, marketing, sales, distribution and other resources;
·     Lower cost structure and more profitable operations;
·     Superior product functionality and industry-specific expertise;
·     Greater name recognition;
·     Broader range of products to offer;
·     Better performance;
·     Larger installed base of customers;
·     Established relationships with existing customers or prospects that we are targeting; and/or
·     Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.
We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the US and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.
Competitors and other third-parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.
Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
·     The termination of any key customer contracts, whether by the customer or by us;
·  Recognition and expensing of deferred tax assets;
·     Legal costs incurred in bringing or defending any litigation with customers and third-party providers, and any corresponding judgments or awards;
·     Legal and compliance costs incurred to comply with Canadian and US regulatory requirements;
·     Fluctuations in the demand for our services and products;
·     Price and functionality competition in our industry;
·     Timing of acquisitions and related costs;
·     Changes in legislation and accounting standards;
·     Fluctuations in foreign currency exchange rates;
·     Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
·     Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results.

Our common share price has in the past been volatile and may also be volatile in the future.
The trading price of our common shares has in the past been subject to wide fluctuations and may also be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
·     Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
·     Changes in recommendations or financial estimates by industry or investment analysts;
·     Changes in management or the composition of our board of directors;
·     Outcomes of litigation or arbitration proceedings;
·     Announcements of technological innovations or acquisitions by us or by our competitors;
·     Introduction of new products or significant customer wins or losses by us or by our competitors;
·     Developments with respect to our intellectual property rights or those of our competitors;
·     Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
·     General market conditions; and
·     Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

THE DESCARTES SYSTEMS GROUP INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	October 31,	January 31,
	2009	2009
ASSETS		(Note 2 – as adjusted)
CURRENT ASSETS
Cash and cash equivalents (Note 4)	58,517	47,422
Short-term investments (Note 4)	35,378	10,210
Accounts receivable
Trade (Note 5)	10,005	8,702
Other	2,482	985
Prepaid expenses and other (Note 2)	1,187	855
Deferred income taxes	6,625	5,490
Deferred tax charge	197	197
	114,391	73,861
CAPITAL ASSETS (Note 7)	5,741	4,888
GOODWILL (Note 8)	34,256	26,381
INTANGIBLE ASSETS (Note 9)	22,718	15,475
DEFERRED INCOME TAXES	22,918	24,665
DEFERRED TAX CHARGE	444	592
	200,468	145,862
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,593	1,938
Accrued liabilities (Note 10)	8,119	5,526
Income taxes payable	1,284	589
Deferred revenue	5,173	3,317
	17,169	11,370
DEFERRED REVENUE	1,757	-
INCOME TAX LIABILITY	2,475	2,325
DEFERRED INCOME TAX LIABILITY	1,651	-
	23,052	13,695
COMMITMENTS AND CONTINGENCIES (Note 17)
SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; shares issued and outstanding totaled 61,281,927 at October 31, 2009 (January 31, 2009 – 53,013,227) (Note 11)	85,312	44,986
Additional paid-in capital	449,486	449,462
Accumulated other comprehensive income (Note 12)	1,254	363
Accumulated deficit (Note 2)	(358,636)	(362,644)
	177,416	132,167
	200,468	145,862
The accompanying notes are an integral part of these interim consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
REVENUES	18,865	16,965	54,894	50,364
COST OF REVENUES	5,885	5,580	17,049	17,359
GROSS MARGIN	12,980	11,385	37,845	33,005
EXPENSES
Sales and marketing	2,613	2,192	7,562	6,906
Research and development	3,581	2,934	10,628	8,740
General and administrative	2,351	2,550	7,297	7,138
Amortization of intangible assets	1,704	1,287	5,256	3,814
Contingent acquisition consideration (Note 6)	-	-	-	833
	10,249	8,963	30,743	27,431
INCOME FROM OPERATIONS	2,731	2,422	7,102	5,574
INVESTMENT INCOME	85	320	268	815
INCOME BEFORE INCOME TAXES	2,816	2,742	7,370	6,389
INCOME TAX EXPENSE (Note 15)
Current	304	49	895	260
Deferred	1,524	375	2,467	1,365
	1,828	424	3,362	1,625
NET INCOME	988	2,318	4,008	4,764
EARNINGS PER SHARE (Note 13)
Basic	0.02	0.04	0.08	0.09
Diluted	0.02	0.04	0.07	0.09
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	54,084	52,965	53,388	52,947
Diluted	55,475	53,697	54,415	53,686

The accompanying notes are an integral part of these interim consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT
(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
Accumulated deficit, beginning of period, as adjusted (Note 2)	(359,624)	(380,408)	(362,644)	(382,854)
Net income	988	2,318	4,008	4,764
Accumulated deficit, end of period	(358,636)	(378,090)	(358,636)	(378,090)

The accompanying notes are an integral part of these interim consolidated financial statements

THE DESCARTES SYSTEMS GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
OPERATING ACTIVITIES
Net income	988	2,318	4,008	4,764
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	481	538	1,304	1,647
Amortization of intangible assets	1,704	1,287	5,256	3,814
Amortization of deferred compensation	1	2	4	6
Stock-based compensation expense	126	134	390	383
Deferred income taxes	1,524	375	2,467	1,365
Deferred tax charge	49	(266)	147	(266)
Changes in operating assets and liabilities:
Accounts receivable
Trade	96	(94)	702	1,000
Other	(35)	351	(28)	590
Prepaid expenses and other	12	261	313	(266)
Deferred contingent acquisition consideration	-	-	-	833
Accounts payable	(326)	(473)	419	(530)
Accrued liabilities	(57)	947	(1,556)	952
Income taxes payable	(62)	99	247	(472)
Deferred revenue	(1,266)	397	(1,684)	88
Cash provided by operating activities	3,235	5,876	11,989	13,908
INVESTING ACTIVITIES
Maturities of short-term investments	10,030	-	10,194	-
Purchase of short-term investments	(5,051)	-	(35,362)	-
Additions to capital assets	(531)	(327)	(1,320)	(972)
Business acquisitions, net of cash acquired	-	(1,541)	(14,964)	(1,911)
Acquisition-related costs	-	(134)	(58)	(915)
Cash provided by (used in) investing activities	4,448	(2,002)	(41,510)	(3,798)
FINANCING ACTIVITIES
Issuance of common shares for cash, net of issuance costs	40,410	74	40,492	98
Cash provided by financing activities	40,410	74	40,492	98
Effect of foreign exchange rate on cash and cash equivalents	(475)	(962)	124	(780)
Increase in cash and cash equivalents	47,618	2,986	11,095	9,428
Cash and cash equivalents at beginning of period	10,899	50,533	47,422	44,091
Cash and cash equivalents at end of period	58,517	53,519	58,517	53,519
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	113	68	547	1,194

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of US dollars, except per share amounts; US GAAP; Unaudited)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) is a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations.

Note 2 – Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in United States (“US”) dollars and in accordance with generally accepted accounting principles in the US (“GAAP”) and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission (“SEC”) for the preparation of interim financial statements. Accordingly, these interim consolidated financial statements do not include all of the information and notes required for compliance with GAAP for annual financial statements. These statements should be read in conjunction with our GAAP audited consolidated financial statements prepared for the fiscal year ended January 31, 2009.

The unaudited interim consolidated financial statements reflect all adjustments (consisting only of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2010.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2010, is referred to as the “current fiscal year,” “fiscal 2010,” “2010” or using similar words. Our previous fiscal year, which ended on January 31, 2009, is referred to as the “previous fiscal year,” “fiscal 2009,” “2009” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2011” refers to the annual period ending January 31, 2011 and the “fourth quarter of 2011” refers to the quarter ending January 31, 2011.

Recently adopted accounting pronouncements
In June 2009, the Financial Accounting Standards Board (“FASB”) issued “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“the Codification”), which is now codified as FASB Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles” (“ASC 105”). The Codification establishes a single source of authoritative guidance for nongovernmental entities. The Codification is effective for interim and annual reporting periods ending after September 15, 2009, which is our interim reporting period ending October 31, 2009. The adoption of the Codification did not have a material impact on our results of operations or financial condition but has resulted in changes to accounting pronouncement references used in our MD&A and in the notes to our consolidated financial statements.

In May 2009, the FASB issued ASC Topic 855, “Subsequent Events” (“ASC 855”). The intent of ASC 855 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. ASC 855 is effective for interim and annual reporting periods ending after June 15, 2009, which was our interim reporting period ended July 31, 2009. The adoption of ASC 855 has not had a material impact on our results of operations or financial condition to date.

In April 2009, the FASB amended ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) to clarify the application in determining fair value when the volume or level of activity for an asset or liability has significantly decreased and also provides guidance to identify circumstances that indicate a transaction is not orderly. The amendment is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this amendment has not had a material impact on our results of operations or financial condition to date.

In April 2009, the FASB amended ASC Topic 805, “Business Combinations” (“ASC 805”), effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. This amendment clarifies the application of ASC 805 to assets and liabilities arising from contingencies in a business combination. Our adoption of this amendment on February 1, 2009 did not have a material impact on our results of operations and financial condition to date. Depending on the size and scope of any future business combination that we undertake, we believe that this amendment may have a material impact on our results of operations and financial condition.

On February 1, 2009 we adopted the requirements of FASB ASC 805. Our adoption of ASC 805 on February 1, 2009 resulted in a retrospective adjustment to our consolidated financial statements for the year ended January 31, 2009. In our previously reported financial results for the year ended January 31, 2009, our consolidated balance sheet included $258,000 of deferred acquisition-related costs in prepaid expenses and other that were previously capitalized under the provisions of SFAS 141, “Business Combinations” (“SFAS 141”). Under the provisions of ASC 805, and the guidance in FASB ASC Topic 250, “Accounting Changes and Error Corrections” (“ASC 250”), we adopted ASC 805 retrospectively on February 1, 2009.  The effect of adopting ASC 805 on our previously reported consolidated balance sheet, consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows as at and for the year ended January 31, 2009 is described in Note 18 to those adjusted consolidated financial statements, which were filed on September 30, 2009. The objective of ASC 805 is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. As a result of our adoption of ASC 805 on February 1, 2009, we expensed $0.3 million, $0.2 million and nil of acquisition-related costs in the first, second and third quarters of 2010, respectively. Depending on the size and scope of any future business combination that we undertake, we believe that ASC 805 may have a material impact on our results of operations and financial condition.

In November 2008, the FASB amended ASC Subtopic 350-30, “Intangibles – Goodwill and Other: General Intangibles Other than Goodwill” (“ASC 350-30”) by clarifying the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. This amendment requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period that the asset diminishes in value. The amendment is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. The adoption of this amendment has not had a material impact on our results of operations or financial condition to date.

In April 2008, the FASB issued ASC 350-30 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of the recognized intangible asset. The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset under ASC 350-30 and the period of expected cash flows used to measure the fair value of the asset ASC 805. For a recognized intangible asset, an entity will be required to disclose information that enables users of the financial statements to assess the extent to which expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. ASC 350-30 is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. The adoption of ASC 350-30 has not had a material impact on our results of operations or financial condition to date.

In September 2006, the FASB issued ASC 820, effective for fiscal years beginning after November 15, 2007, which was our fiscal year ending January 31, 2009. ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. On February 12, 2008, the FASB delayed the effective date of ASC 820 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008, which is our fiscal year ending January 31, 2010. We adopted the non-deferred portion of ASC 820 on February 1, 2008 and the deferred portion on February 1, 2009. The adoption of ASC 820 has not had a material impact on our results of operations or financial condition to date.

Recently issued accounting pronouncements not yet adopted
In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, “Multiple Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (“Update 2009-13”). Update 2009-13 amends ASC Subtopic 605-25 “Revenue Recognition: Multiple-Element Arrangements” (“ASC 605-25). Specifically Update 2009-13 amends the criteria for separating consideration in multiple-deliverable arrangements and establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements. Update 2009-13 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. Early adoption is permitted. We are currently assessing the impact of adoption of Update 2009-13.

In October 2009 the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements”, (“Update 2009-14”). Update 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing both software and non-software components that function together to deliver the product’s essential functionality will no longer be within the scope of ASC Subtopic 985-605, “Software Revenue Recognition” (“ASC 985-605”). The entire product, including the software and non-software deliverables, will therefore be accounted for under ASC Topic 605, “Revenue Recognition”. Update 2009-14 is effective for fiscal years beginning on or after June 15, 2010, which is our fiscal year beginning February 1, 2011. Companies can elect to apply this guidance prospectively to new or materially modified arrangements after the effective date or retrospectively for all periods presented but Update 2009-14 is required to be adopted in the same period and using the same transition method as adoption of Update 2009-13. We are currently assessing the impact of adoption of Update 2009-14.

In August 2009, the FASB issued ASU 2009-05, “Measuring Liabilities at Fair Value” (“Update 2009-05”). The ASU clarifies that the quoted price for the identical liability, when traded as an asset in an active market, is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, an entity must use one or more valuation techniques prescribed by the update to estimate the fair value. Update 2009-05 is effective for the first reporting period beginning after August 2009, which is our reporting period ending January 31, 2010. We are currently assessing the impact of adoption of Update 2009-05.

Note 3 – Acquisitions

The preliminary purchase price allocations for businesses we acquired during the nine months ended October 31, 2009, which have not been finalized, are as follows:

	Oceanwide	Scancode	Total
Purchase price consideration:
Cash, excluding cash acquired related to Oceanwide ($225) and Scancode ($603)	8,990	7,698	16,688
Net working capital adjustments	(88)	(1,420)	(1,508)
	8,902	6,278	15,180

Allocated to:
Current assets	1,706	3,142	4,848
Capital assets	172	89	261
Current liabilities	(1,458)	(3,692)	(5,150)
Deferred revenue	(249)	(1,465)	(1,714)
Income tax liability	(47)	-	(47)
Deferred income tax liability	(2,058)	(1,363)	(3,421)
Net tangible assets acquired (liabilities assumed)	(1,934)	(3,289)	(5,223)
Finite life intangible assets acquired:
Customer agreements and relationships	4,165	4,332	8,497
Non-compete covenants	104	-	104
Existing technology	2,118	1,637	3,755
Trade names	46	109	155
Goodwill	4,403	3,489	7,892
	8,902	6,278	15,180

The results of operations for the businesses that we acquired in the first quarter of 2010 are included in our interim consolidated statements of operations from the date acquired, as indicated below.

On February 5, 2009, we acquired the logistics business of privately-held Oceanwide Inc. in an all-cash transaction. The acquisition added more than 700 members to our Global Logistics Network™ (“GLN”) and extended our customs compliance solutions. Oceanwide’s logistics business (“Oceanwide”) is focused on a web-based, hosted software-as-a-service (“SaaS”) model. We acquired 100% of Oceanwide’s US operations and certain Canadian assets and liabilities related to the logistics business. The purchase price for this acquisition was approximately $8.9 million in cash. We also incurred acquisition-related costs, primarily for advisory services, during the quarters ended April 30, 2009 and July 31, 2009 in the amount of approximately $134,000 and $100,000, respectively, which were included in general and administrative expense in our interim consolidated statements of operations. No acquisition-related costs for Oceanwide were incurred during the quarter ended October 31, 2009. The gross contractual amount of trade accounts receivable acquired was $1.2 million with a fair value of $1.0 million at the date of acquisition. Our acquisition date estimate of the contractual cash flows not expected to be collected is $0.2 million. We have included $1.7 million and $5.0 million of revenues from Oceanwide since the date of acquisition in our interim consolidated statements of operations for our third quarter and first three quarters of 2010, respectively.

On March 10, 2009, we acquired 100% of the outstanding shares of privately-held Scancode Systems Inc. (“Scancode”) in an all-cash transaction. Scancode provides its customers with a system that provides up-to-date rates that allow customers to both make efficient shipment decisions and comply with carrier manifesting and labeling requirements. The purchase price for this acquisition was approximately $7.7 million in cash. We also incurred acquisition-related costs, primarily for advisory services, during the quarter ended April 30, 2009 and July 31, 2009 in the amount of $172,000 and $62,000, respectively, which were included in general and administrative expense in our interim consolidated statements of operations. No acquisition-related costs for Scancode were incurred during the quarter ended October 31, 2009. The gross contractual amount of trade accounts receivable acquired was $833,000 with a fair value of $761,000 at the date of acquisition. Our acquisition date estimate of the contractual cash flows not expected to be collected is $72,000. We have included $1.5 million and $3.5 million of revenues from Scancode since the date of acquisition in our interim consolidated statements of operations for our third quarter and first three quarters of 2010, respectively.

The Oceanwide and Scancode transactions were accounted for using the acquisition method in accordance with ASC 805. The purchase price allocations in the table above represent our estimates of the allocations of the purchase price and the fair value of net assets acquired. The valuation of the acquired assets is preliminary, may differ from the final purchase price allocation, and these differences may be material. The preliminary work performed by third-party valuation specialists is subject to revision as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocations will be completed within one year from the respective acquisition dates.

During the quarter ended July 31, 2009, the purchase price consideration for Oceanwide was reduced by $281,000 from $9,169,000 to $8,888,000 due to changes made to opening working capital estimates. This $281,000 purchase price adjustment was allocated as follows: (i) current assets decreased by $114,000 from $1,820,000 to $1,706,000; (ii) current liabilities increased by $114,000 from $1,379,000 to $1,493,000; (iii) the long-term deferred income tax liability increased by $29,000 from $2,029,000 to $2,058,000; and (iv) goodwill decreased by $24,000 from $4,448,000 to $4,424,000.

During the quarter ended July 31, 2009, the purchase price consideration for Scancode was reduced by $145,000 from $6,407,000 to $6,262,000 due to changes made to opening working capital estimates. This $145,000 purchase price adjustment was allocated as follows: (i) current assets decreased by $478,000 from $3,619,000 to $3,141,000, primarily resulting from changes to the current portion of deferred income tax asset; (ii) current liabilities increased by $9,000 from $3,698,000 to $3,707,000; (iii) the long-term portion of deferred revenue increased by $86,000 from $1,379,000 to $1,465,000; (iv) the long-term deferred income tax liability decreased by $394,000 from $1,757,000 to $1,363,000; and (v) goodwill increased by $34,000 from $3,455,000 to $3,489,000.

During the quarter ended October 31, 2009, the purchase price consideration for Oceanwide was increased by $14,000 from $8,888,000 to $8,902,000 due to changes made to opening working capital estimates. This $14,000 purchase price adjustment was allocated as follows: (i) current liabilities decreased by $35,000 from $1,493,000 to $1,458,000; and (ii) goodwill decreased by $21,000 from $4,424,000 to $4,403,000.

During the quarter ended October 31, 2009, the purchase price consideration for Scancode was increased by $16,000 from $6,262,000 to $6,278,000 due to changes made to opening working capital estimates. This $16,000 purchase price adjustment was allocated as follows: (i) current assets increased by $1,000 from $3,141,000 to $3,142,000; and (ii) current liabilities decreased by $15,000 from $3,707,000 to $3,692,000.

No in-process research and development was acquired in the Oceanwide or Scancode transactions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	Oceanwide	Scancode
Customer agreements and relationships	5 years	8 years
Non-compete covenants	2 years	N/A
Existing technology	3 years	5 years
Trade names	2 years	2 years

The goodwill on the Oceanwide and Scancode acquisitions arose as a result of the value of their respective assembled workforces and the combined strategic value to our growth plan. Goodwill of $0.1 million that relates to our acquisition of certain of Oceanwide’s Canadian assets and liabilities is deductible for tax purposes. The goodwill arising from the acquisitions of Oceanwide’s US operations and Scancode is not deductible for tax purposes.

Supplemental pro forma information was impracticable to disclose as the pre-acquisition accounting for deferred revenues and deferred income taxes is based on estimates and assumptions that would require us to retroactively apply assumptions about management’s intent in a prior period that cannot be independently substantiated at this time and to make significant estimates about amounts that can no longer be objectively determined.

Note 4 – Cash, Cash Equivalents and Short-Term Investments

	October 31,	January 31,
	2009	2009
Cash and cash equivalents
Cash on deposit with banks	10,512	32,329
Short-term deposits and notes with banks	48,005	15,093
Total cash and cash equivalents	58,517	47,422
Short-term investments
Certificates of deposit	35,378	10,210
Total short-term investments	35,378	10,210
Total cash, cash equivalents and short-term investments	93,895	57,632

Our total cash and cash equivalents balance includes approximately $29,000 of restricted cash as at October 31, 2009 ($0.1 million at January 31, 2009).

We have operating lines of credit in Canada aggregating $2.8 million (CAD $3.0 million) as at October 31, 2009, of which none was utilized (nil at January 31, 2009).  Borrowings under these facilities bear interest at prime based on the borrowed currency (2.25% on Canadian dollar borrowings and 3.25% on US dollar borrowings at October 31, 2009), are due on demand, and are secured by our bond portfolio and a general assignment of inventory and accounts receivable.

As at October 31, 2009 we have an outstanding letter of credit of approximately $23,000 related to one of our leased premises.

Note 5 - Trade Receivables

	October 31,	January 31,
	2009	2009
Trade receivables	10,713	9,205
Less: Allowance for doubtful accounts	(708)	(503)
	10,005	8,702

Bad debt expense was approximately $92,000 and $327,000 during the three and nine months ended October 31, 2009, respectively and during the same periods in 2009 was approximately $121,000 and 45,000, respectively.

Note 6 – Contingent Acquisition Consideration

On June 30, 2006, we acquired 100% of the outstanding shares of Maryland-based Flagship Customs Services, Inc. (“FCS”). As part of our acquisition of FCS, we paid $4.0 million to establish a contingent acquisition consideration escrow that was released to the former shareholders of FCS subject to meeting various criteria, including their continued employment with Descartes. In accordance with the guidance contained in EITF 95-8, we expensed the entire $4.0 million on a straight-line basis over the 24 month service and escrow period applicable to the former shareholders, which ended June 30, 2008.

Note 7 – Capital Assets

	October 31,	January 31,
	2009	2009
Cost
Computer equipment and software	19,186	16,080
Furniture and fixtures	1,771	1,609
Leasehold improvements	2,264	1,747
	23,221	19,436
Accumulated amortization
Computer equipment and software	14,120	11,623
Furniture and fixtures	1,468	1,320
Leasehold improvements	1,892	1,605
	17,480	14,548
	5,741	4,888

Note 8 –Goodwill

Balance at January 31, 2009	26,381
Business acquisition - Oceanwide	4,448
Business acquisition - Scancode	3,455
Adjustments relating to prior acquisitions	96
Balance at April 30, 2009	34,380
Business acquisition - Oceanwide	(24)
Business acquisition - Scancode	34
Adjustments relating to prior acquisitions	11
Balance at July 31, 2009	34,401
Business acquisition - Oceanwide	(21)
Adjustments relating to prior acquisitions	(124)
Balance at October 31, 2009	34,256

Adjustments to Oceanwide and Scancode goodwill amounts relate primarily to changes made to opening working capital estimates during the quarters ended July 31, 2009 and October 31, 2009 as described above in Note 3 to these interim consolidated financial statements. Adjustments relating to prior acquisitions relate primarily to changes made to our previous estimates for exit costs from our acquisition of Global Freight Exchange Limited (“GF-X”) - such costs were included in goodwill prior to our adoption of ASC 805.

Note 9 –Intangible Assets

	October 31,	January 31,
	2009	2009

Cost
Customer agreements and relationships	24,069	15,571
Non-compete covenants	1,029	925
Existing technology	10,120	6,642
Trade names	4,092	3,936
	39,310	27,074
Accumulated amortization and impairment
Customer agreements and relationships	9,293	6,340
Non-compete covenants	718	448
Existing technology	4,391	3,039
Trade names	2,190	1,772
	16,592	11,599
	22,718	15,475

Amortization expense for existing intangible assets is expected to be $1.6 million for the remainder of 2010, $6.5 million for 2011, $4.8 million for 2012, $3.0 million for 2013, $2.5 million for 2014, $1.3 million for 2015 and $3.0 million thereafter.

Note 10 – Accrued Liabilities

	October 31,	January 31,
	2009	2009
Accrued compensation	2,914	1,356
Accrued Ontario Retail Sales Tax	23	579
Amounts payable to former Scancode shareholders	940	-
Customer deposits	873	286
Accrued liabilities - other	3,369	3,305
	8,119	5,526

Note 11 – Share Capital

On October 20, 2009, we completed a bought-deal public share offering in Canada which raised gross proceeds of CAD$40,002,300 (equivalent to approximately $38.4 million at the time of the transaction) from a sale of 6,838,000 common shares at a price of CAD$5.85 per share. The underwriters also exercised an over-allotment option on October 20, 2009 to purchase an additional 1,025,700 common shares (in aggregate, 15% of the offering) at CAD$5.85 per share comprised of 332,404 common shares from Descartes and 693,296 common shares from certain executive officers and directors of Descartes. Gross proceeds to us from the exercise of the over-allotment option were CAD$1,944,563 (equivalent to approximately $1.9 million at the time of the transaction). In addition, we received an aggregate of CAD$1,277,648 (equivalent to approximately $1.2 million at the time of the transaction) in proceeds from certain executive officers and directors of Descartes from their exercise of employee stock options to satisfy their respective obligations under the over-allotment option. Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $39.5 million.

Proceeds from employee stock options exercised during the three and nine months ended October 31, 2009, excluding those exercised to satisfy the over-allotment option, were approximately $0.9 and $1.0 million, respectively.

On December 3, 2008, we announced that the TSX had approved the purchase by us of up to an aggregate of 5,244,556 common shares of Descartes pursuant to a normal course issuer bid. The purchases can occur from time to time until December 4, 2009, through the facilities of the TSX and/or NASDAQ, if and when we considered advisable. As at December 3, 2009 we had not completed any purchases pursuant to this bid. On December 1, 2009, we announced our intention to renew our normal course issuer bid (the “Renewal Normal Course Issuer Bid”) through the facilities of the TSX and NASDAQ to commence in December 2009 on a date to be announced. The Renewal Normal Course Issuer Bid would expire one year from the commencement date. The renewal of the Renewal Normal Course Issuer Bid to be undertaken through the facilities of the TSX, including the commencement date of the bid, is subject to the approval of the TSX.  Pursuant to applicable TSX rules, the maximum number of shares that may be purchased pursuant to the Renewal Normal Course Issuer Bid, calculated as of the start of the bid, would be the greater of (i) 5% of Descartes’ issued and outstanding common shares; and (ii) 10% of Descartes’ public float. As at December 1, 2009, Descartes had 61,281,927 issued and outstanding common shares and had calculated its public float to be 54,587,735 common shares. Accordingly, if the Renewal Normal Course Issuer Bid had been started as at December 1, 2009, the maximum number of shares that could be purchased pursuant to the bid would be 5,458,773 common shares.

Note 12 – Comprehensive Income and Accumulated Other Comprehensive Income

Comprehensive Income
The following table shows the computation of comprehensive income:

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
Net income	988	2,318	4,008	4,764
Other comprehensive income:
Foreign currency translation adjustment	(584)	(1,606)	891	(1,454)
Comprehensive income	404	712	4,899	3,310

Accumulated Other Comprehensive Income
Our accumulated other comprehensive income at October 31, 2009 was $1.3 million ($0.4 million at January 31, 2009), comprised entirely of foreign currency translation adjustments.

Note 13 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
Net income for purposes of calculating basic and
diluted earnings per share	988	2,318	4,008	4,764
(number of shares in thousands)
Weighted average shares outstanding	54,084	52,965	53,388	52,947
Dilutive effect of employee stock options	1,391	732	1,027	739
Weighted average common and common equivalent
shares outstanding	55,475	53,697	54,415	53,686

Earnings per share:
Basic	0.02	0.04	0.08	0.09
Diluted	0.02	0.04	0.07	0.09

For the third quarter and first three quarters of 2010, 197,692 and 692,192 options, respectively, compared to 2,084,785 and 2,084,785 options for the same periods in 2009, were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. Additionally, for the third quarter and first three quarters of 2010, the application of the treasury stock method excluded 796,800 and 1,815,587 options, respectively, compared to 1,106,531 and 5,100 options for the same periods in 2009, from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that is attributed to future service periods made such options anti-dilutive.

Note 14 – Stock-Based Compensation Plans

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares on the day of the grant. This fair market value is determined using the closing price of our common shares on the Toronto Stock Exchange on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from their grant date and expire seven years from the date of their grant. Directors’ and officers’ stock options generally have quarterly vesting over a five-year period. We issue new shares from treasury upon the exercise of a stock option.

As of October 31, 2009, we had 3,890,262 stock options granted and outstanding under our shareholder-approved stock option plan and 414,107 remained available for grant. In addition, we had one outstanding employee stock option grant of 40,000 stock options not approved by shareholders and 119,701 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

Total estimated stock-based compensation expense recognized under ASC Topic 718 related to all of our stock options was included in our consolidated statement of operations as follows:

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
Cost of revenues	6	6	18	20
Sales and marketing	25	25	74	70
Research and development	14	18	45	57
General and administrative	82	85	253	236
Effect on net income	127	134	390	383

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset. We realized a nominal tax benefit in connection with stock options exercised during the third quarter of 2010.

As of October 31, 2009, $1.0 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 1.3 years.

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Assumptions used in the Black-Scholes model were as follows:

	Three Months Ended
	October 31, 2009		July 31, 2009		April 30, 2009
	Weighted-Average	Range	Weighted-Average	Range	Weighted-Average	Range
Expected dividend yield (%)	-	-	N/A	N/A	-	-
Expected volatility (%)	42.7	42.7	N/A	N/A	43.4	43.3 to 43.5
Risk-free rate (%)	2.3	2.3	N/A	N/A	1.9	1.9 to 2.0
Expected option life (years)	5	5	N/A	N/A	5	5

	Three Months Ended
	October 31, 2008		July 31, 2008		April 30, 2008
	Weighted-Average	Range	Weighted-Average	Range	Weighted-Average	Range
Expected dividend yield (%)	-	-	-	-	-	-
Expected volatility (%)	41.7	41.7	41.7	41.7	36.0	36.0
Risk-free rate (%)	3.0	3.0	3.4	3.2 to 3.4	3.4	3.4
Expected option life (years)	5	5	5	5	5	5

No stock options were granted during the three months ended July 31, 2009.

A summary of option activity under all of our plans is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2009	5,294,645	2.92
Granted	70,000	2.66
Exercised	(23,300)	1.51
Forfeited	(34,050)	3.15
Expired	(10,500)	6.07
Balance at April 30, 2009	5,296,795	2.87
Granted	-	-
Exercised	(25,000)	1.69
Forfeited	(13,500)	3.20
Expired	(88,000)	4.44
Balance at July 31, 2009	5,170,295	3.12	3.8	5.7
Granted	10,000	2.12
Exercised	(1,049,996)	1.97
Forfeited	(79,850)	4.03
Expired	(486)	7.71
Balance at October 31, 2009	4,049,963	3.62	4.0	7.9

Vested or expected to vest at October 31, 2009	3,144,382	3.67	3.8	6.3

Exercisable at October 31, 2009	2,188,904	3.76	3.1	4.6

The weighted average grant-date fair value of options granted during the three and nine months ended October 31, 2009 was $2.12 and $1.26 per share, respectively and during the same periods in 2009 was $1.49 and $1.23 per share, respectively. The total intrinsic value of options exercised during the three and nine months ended October 31, 2009 was approximately $3.1 million and $3.2 million, respectively and during the same periods in 2009 was approximately $29,000 and $58,000, respectively.

A summary of the status of our non-vested stock options under our shareholder-approved stock option plan and the employee stock option grant not approved by shareholders as of October 31, 2009 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Grant-Date Fair Value per Share
Balance at January 31, 2009	2,599,079	1.35
Granted	70,000	1.07
Vested	(234,120)	1.17
Forfeited	(29,100)	1.51
Balance at April 30, 2009	2,405,859	1.34
Granted	-	-
Vested	(200,220)	1.30
Forfeited	(7,900)	1.72
Balance at July 31, 2009	2,197,739	1.48
Granted	10,000	2.12
Vested	(287,680)	1.22
Forfeited	(75,200)	2.19
Balance at October 31, 2009	1,844,859	1.59

Deferred Share Unit Plan
Our board of directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (“DSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors (currently $80,000), then the director must take at least 50% of the base annual fee for serving as a director (currently $25,000) in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place.

A summary of activity under our DSU plan is presented as follows:

Number of DSUs Outstanding
Balance at January 31, 2009	57,476
Granted	11,802
Balance at April 30, 2009	69,278
Granted	7,160
Balance at July 31, 2009	76,438
Granted	6,572
Balance at October 31, 2009	83,010

As at October 31, 2009, the total DSUs held by participating directors was 83,010, representing an aggregate accrued liability of approximately $434,000 ($155,000 at January 31, 2009). The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our interim consolidated statements of operations during the three and nine months ended October 31, 2009 was approximately $83,000 and $207,000, respectively and during the same periods in 2009 was approximately $9,000 and $8,000, respectively.

Restricted Share Unit Plan
Our board of directors adopted a restricted share unit plan effective as of May 23, 2007 pursuant to which certain of our employees and outside directors are eligible to receive grants of restricted share units (“RSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The RSUs generally become vested based on continued employment and have annual vesting over three- to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31 of the calendar year of a vesting date.

A summary of activity under our RSU plan is presented as follows:

	Number of RSUs Outstanding	Weighted- Average Remaining Contractual Life (years)
Balance at January 31, 2009	563,865
Vested and settled in cash	(24,671)
Balance at April 30, 2009	539,194
Granted	152,326
Vested and settled in cash	(19,488)
Balance at July 31, 2009	672,032
Granted	3,194
Vested and settled in cash	(30,065)
Forfeited	(6,000)
Balance at October 31, 2009	639,161	2.3

Vested at October 31, 2009	19,488

Non-vested at October 31, 2009	619,673	2.3

We have recognized the compensation cost of the RSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of approximately $572,000 at October 31, 2009 ($90,000 at January 31, 2009). As at October 31, 2009, the unrecognized aggregate liability for the non-vested RSUs was approximately $2.8 million ($1.4 million at January 31, 2009). The fair value of the RSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to RSUs recognized in our interim consolidated statements of operations during the three and nine months ended October 31, 2009 was approximately $304,000 and $644,000, respectively and during the same periods in 2009 was approximately $98,000 and $300,000, respectively.

Note 15 – Income Taxes

Our effective tax rates were 64.9% and 15.5% for the three month periods ended October 31, 2009 and October 31, 2008, respectively. The increase in our effective tax rate as compared with the prior year was primarily due to the reduction of deferred tax asset valuation allowances to offset taxable income in certain jurisdictions during the third quarter of 2009 where we had not yet recognized the deferred tax assets in the prior year quarter and the recognition in 2010 of current income tax expense in the recently acquired Scancode and Dexx businesses. The reduction of deferred tax asset valuation allowances in jurisdictions that had a full valuation allowance as at October 31, 2008 increased the 2010 effective tax rate by 23.6% and the recognition of current income tax expenses in the Scancode and Dexx business increased the effective tax rate by 6.6%. The remaining increase in the effective tax rate results primarily from a larger portion of our taxable income being earned in jurisdictions where we are taxable than was earned in the same period of the prior year.

We expect that our unrecognized tax benefits may increase within the next 12 months due to uncertain tax positions expected to be taken, although at this time a reasonable estimate of the possible increase cannot be made. Of the $5.0 million of unrecognized tax benefits at October 31, 2009, approximately $4.6 million would impact the effective tax rate if recognized.

Note 16 – Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing logistics technology solutions. The following tables provide our segmented revenue information by geographic area of operation and revenue type:

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
Revenues
Canada	3,623	2,034	9,535	6,675
Americas, excluding Canada	12,052	10,329	36,134	29,738
Europe, Middle East and Africa (“EMEA”)	2,937	4,409	8,311	12,946
Asia Pacific	253	193	914	1,005
	18,865	16,965	54,894	50,364

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2009	2008	2009	2008
Revenues
Services	17,979	15,703	51,855	46,587
License	886	1,262	3,039	3,777
	18,865	16,965	54,894	50,364

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic area of operation for our long-lived assets. Long-lived assets represent capital assets that are attributed to individual geographic segments.

	October 31,	January 31,
	2009	2009
Total long-lived assets
Canada	4,206	3,449
Americas, excluding Canada	1,231	1,118
EMEA	296	311
Asia Pacific	8	10
	5,741	4,888

Note 17 – Commitments and Contingencies

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations:

Years Ended January 31,
Remainder of 2010	0.5
2011	1.8
2012	1.4
2013	1.1
2014	1.0
2015	0.9
Thereafter	2.1
8.8

Operating Lease Obligations
We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2020. The future minimum amounts payable under these lease agreements are described in the chart above.

Other Obligations
Income taxes
We have a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $5.0 million. At this time, we are unable to make reasonably reliable estimates of the period of settlement with the respective taxing authority due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authority.

Deferred Share Unit and Restricted Share Unit Plans
As described above in Note 14 to these interim consolidated financial statements, we maintain deferred share unit (“DSU”) and restricted share unit (“RSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on our consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of our common shares on the TSX at the consolidated balance sheet date. For RSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had 529,872 RSUs outstanding at October 31, 2009 for which no liability was recorded on our consolidated balance sheet. The ultimate liability for any payment of DSUs and RSUs is dependent on the trading price of our common shares.

Contingencies
We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements
In connection with the March 6, 2007 acquisition of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc., an additional $0.85 million in cash was potentially payable over the 2.5 year period after closing dependent on the financial performance of the acquired assets. $0.3 million of that additional purchase price was paid in 2009, another $0.2 million of that additional purchase price became payable during the quarter ended April 30, 2009, and up to $0.1 million remains eligible to be earned by the previous owners prior to October 31, 2009. No determination has yet been made in respect of the $0.1 million that was eligible to be earned by the previous owners prior to October 31, 2009. If any amount becomes payable it will be recorded as goodwill in the period such determination is made.

In respect of our August 17, 2007 acquisition of 100% of the outstanding shares of GF-X, up to $5.2 million in cash was potentially payable if certain performance targets, primarily relating to revenues, were met by GF-X over the four years subsequent to the date of acquisition. No amount was payable in respect of the two year post-acquisition period. Up to $2.6 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the three-year period ending August 17, 2011.

Product Warranties
In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such on our financial statements.

Note 18 – Subsequent Events

Evaluation Period
We have evaluated subsequent events through December 3, 2009, which coincides with the date we filed our unaudited consolidated financial statements for the interim period ended October 31, 2009 with securities commissions across Canada.

CORPORATE INFORMATION

Stock Exchange Information
Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents
Computershare Investor Services Inc.
100 University Avenue
Toronto, Ontario M5J 2Y1
North America: (800) 663-9097
International: (416) 263-9200

Computershare Trust Company
12039 West Alameda Parkway
Suite Z-2 Lakewood, Colorado
80228 USA
International: (303) 262-0600

Independent Registered Chartered Accountants
Deloitte & Touche LLP
4210 King Street East
Kitchener, Ontario N2P 2G5
(416) 643-8450

Investor Inquiries
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
(519) 746-8110 ext. 2358
(800) 419-8495
E-mail: investor@descartes.com
www.descartes.com